3/7


07021613

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Oxiana Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34931

FISCAL YEAR 12-31-06

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/7/07


Oxiana
LIMITED

12-31-06
AR/S

ABN 40 005 482 824

Financial Report
31 December 2006

Contents	**Page**
Directors' report	1
Auditor's independence declaration	26
Income statements	27
Balance sheets	28
Statements of recognised income and expense	29
Cash flow statements	30
Notes to the financial statements	31
Directors' declaration	94
Independent audit report to the members	95

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Oxiana Limited ('Oxiana') and the entities it controlled at the end of, or during the year ended 31 December 2006 ('the Group').

Directors

The following persons were directors of Oxiana during the whole of the financial year and up to the date of this report:

Barry L Cusack	(Non-executive Chairman)
Owen L Hegarty	(Managing Director)
Ronald H Beevor	(Non-executive Director)
Peter W Cassidy	(Non-executive Director)
Michael A Eager	(Non-executive Director)
Brian Jamieson	(Non-executive Director)

Principal activities

During the year the principal continuing activities of the consolidated entity consisted of:

- production of gold and of copper cathode at Sepon in Laos;
- production of zinc, copper and lead concentrates at Golden Grove in Western Australia;
- commencement of construction of the copper and gold mine at Prominent Hill in South Australia;
- exploration for further resources at Sepon, Golden Grove and Prominent Hill
- exploration activities in other parts of Laos, China, Thailand, Cambodia and Australia; and
- evaluation of other exploration and business development opportunities.

Financial position

All dollar amounts shown in this report are in Australian dollars unless otherwise indicated.

The net assets of the Group have increased by $474,121,000 from 31 December 2005 to $1,004,580,000 at 31 December 2006. This increase is mainly as a result of a strong operating performance across the Group.

Consolidated Results

The consolidated profit for the year ended 31 December 2006 was $553,166,000 (2005: $71,165,000).

The directors believe the group is in a sufficiently strong and stable financial position to both expand and grow its current operations, and consider future opportunities.

Dividends

On 2 February 2006 the Directors declared an unfranked dividend of 1.0 cent per share which was paid on 28 April 2006 in relation to the year ended 31 December 2005.

On 25 August 2006 the Directors declared an unfranked interim dividend of 3.0 cents per share which was paid on 6 October 2006 in relation to the year ended 31 December 2006.

On 22 February 2007 the Directors declared a final dividend of 5.0 cents per share franked to 46%, which will be paid on 30 April 2007 in relation to the year ended 31 December 2006.

The following changes in the nature of activities of the consolidated entity occurred during the year:

- commencement of construction of the copper and gold operation at Prominent Hill in South Australia in August 2006; and
- commencement of exploration in Cambodia and Indonesia.

Review of operations

Sepon Gold Production
During 2006 Oxiana's Sepon Gold Operation in Laos, produced 173,524 ounces of gold (2005 200,370 ounces) and 203,547 ounces of silver (2005 109,460 ounces).

Sepon Copper Production
During 2006 Oxiana's Sepon Copper Operation in Laos, produced 60,803 tonnes of copper cathode (2005 30,480 tonnes).

Golden Grove Zinc and Copper Concentrate Production
During 2006 Oxiana's zinc and copper concentrate operation at Golden Grove in Western Australia, produced 138,817 tonnes of zinc contained in concentrate (2005 33,290 tonnes), 10,811 tonnes of copper contained in concentrate (2005 10,362 tonnes) and 11,633 tonnes of lead contained in concentrate (2005 nil). The Oxiana Group purchased the Golden Grove operation in July 2005.

Prominent Hill Mine Construction
In August 2006 the Board approved construction of the copper and gold mining operation at Prominent Hill in South Australia. Construction activity is now well underway, with Prominent Hill on track for the commencement of mining in early 2008, and the first commercial production of concentrate in the third quarter of 2008.

Exploration Activity
During 2006 Oxiana continued to explore the highly mineralised Sepon tenement for gold and copper. Oxiana also continued its exploration program at Golden Grove (Western Australia) and its major resource evaluation and expansion program at Prominent Hill (South Australia). Oxiana intends to double its exploration expenditure in 2007 at both Golden Grove and Prominent Hill.

In addition, Oxiana's Australian exploration activities also included ongoing joint venture exploration with Strategic Minerals Corporation NL, Queensland Gold and Minerals Limited and Minotaur Exploration Limited.

Oxiana's international exploration ventures continued during the year both in its own right and with its co-venturers, namely Anglogold Ashanti for gold in other parts of Laos, Thai Goldfields NL in Northern Thailand, Yunnan Jinlong Minerals Company Limited, Laoxuzhai Minerals Company Limited (Rexing JV) and Sichuan Yangtze Minerals Company Limited in China, Shin Ha Company Limited in Cambodia and Kalimantan Gold Corporation Limited in Indonesia.

Significant changes in state of affairs during the financial year were as follows:

- The Oxiana Group completed the disposal of a wholly owned subsidiary Oxiana Energy Pty. Ltd. which holds the rights for exploration for uranium on certain mining tenements held by the Oxiana Group, in exchange for 36,000,000 ordinary shares in Toro Energy Limited. The sale generated a profit on disposal of $6,773,000 (net of income tax of $nil) for the Oxiana Group. Toro Energy Limited is listed on the Australian Stock Exchange.

- The Group completed the disposal of a wholly owned subsidiary Oxiana Philippines Inc. in exchange for 10,000,000 ordinary shares in Royalco Resources Limited. The sale generated a profit on disposal of $3,174,000 (net of income tax of $nil) for the Oxiana Group. Royalco Resources Limited is listed on the Australian Stock Exchange.

- Increased expense of $1,000,030 in relation to share options granted to Directors and Executives in 2005 and 2004, due to an error in the valuation methodology used to calculate the value of those share options.

- The functional currency of Oxiana Limited has been reassessed and has been determined as being United States Dollars from April 2005. This reassessment has resulted in a correction to the prior period financial statements which is disclosed in Note 8 to the financial statements.

- The functional currency of Oxiana Golden Grove Pty Ltd, a controlled entity has been reassessed and has been determined as being United States Dollars from 1 July 2006.

- During the year 2,837,200 performance rights (2005: 1,855,000) were granted to employees under the Company's Performance Rights Plan. If all performance conditions are met, this will result in 2,837,200 shares being allocated to these employees twelve months from the date of issue.

- During the year 7,741,667 (2005: 8,453,333) fully paid ordinary shares were issued at varying exercise prices from 36 cents to 71 cents (2005: 25 cents to 86 cents) following exercise of options under the Company's Executive Option Plan.

Changes in controlled entities

In April 2006 Oxiana incorporated Oxiana Exploration Pty Ltd in Australia to hold the Group's future Australian exploration activities, and as a holding company for certain overseas exploration entities. Oxiana (Cambodia) Ltd was incorporated in Cambodia to manage future exploration activities in Cambodia.

In January 2006 Oxiana incorporated a wholly owned subsidiary Oxiana Energy Pty Ltd to hold the rights for exploration for uranium on certain mining tenements held by the Group. In March 2006 Oxiana completed the disposal of Oxiana Energy Pty Ltd in exchange for 36,000,000 ordinary shares in Toro Energy Limited (as described above). In June 2006 Oxiana completed the disposal of Oxiana Philippines Inc, a wholly owned controlled entity, in exchange for 10,000,000 ordinary shares in Royalco Resources Limited (as described above).

Matters subsequent to the end of the financial year

On 29 January 2007 Oxiana reached agreement with the Directors of Agincourt Resources Limited for an agreed takeover of Agincourt by Oxiana. The takeover has been recommended unanimously by the Agincourt Board. The offer is for 0.65 shares in Oxiana for each Agincourt share. This valued Agincourt at $415 million on 24 January 2007. It is expected that the Bidder's Statement and Target Statement will be delivered to Agincourt shareholders by 28 February 2007.

The takeover represents significant value for Oxiana shareholders by increasing gold resources to around 16 million ounces (including silver as gold equivalent ounces) through the Martabe project in Indonesia. Also included is the Wiluna Gold Operation in Western Australia which currently produces around 110,000 ounces per annum and has resources of 1 million ounces. Agincourt also holds 57% of Nova Energy Limited (ASX:NEL), a uranium explorer and project developer in Western Australia. Oxiana is confident that the acquisition of Agincourt will add significant value for shareholders.

There have been no other events subsequent to the reporting date which have significantly affected or may significantly affect the Oxiana Group's operations, results or state of affairs in future years.

Future developments and business strategies of the consolidated entity

Future developments and business strategies of the consolidated entity are as follows:

- continuation of production of gold and of copper cathode at Sepon in Laos;
- continuation of zinc, copper and lead concentrates production at Golden Grove;
- the construction of the copper and gold mine at Prominent Hill;
- ongoing exploration for further resources at Sepon, Golden Grove and Prominent Hill
- ongoing exploration activities in other parts of Laos, China, Thailand, Cambodia and Australia with its partners; and
- ongoing identification, evaluation and implementation of new projects and corporate developments.

Environmental management

During 2006, Oxiana completed the development of OXims (Oxiana's integrated management system), which provides a framework for the management of health, safety, environment and community relations (HSEC) across all of Oxiana's sites.

There are four key components to OXims:

- HSEC standards, which are linked with recognised industry frameworks and standards such as ISO14001.
- Audit and assessment processes.
- Planning, decision making and actioning processes that are integrated with existing business assessment processes.
- Management system review and improvement.

The implementation of OXims provides for continual improvement in environmental management and performance. All operating sites, including the Prominent Hill Copper-Gold project which is in the construction phase, have site-specific standard operational procedures or environmental management plans that are linked to the OXims HSEC standards.

Oxiana's safety performance improved at both the Sepon and Golden Grove operations in 2006 with lost time injury frequency rates below the Australian average for open-cut and underground operations respectively.

Oxiana regards compliance with the applicable legislative requirements as the minimum standard for all operations to achieve. At the Sepon Gold and Copper Operations obligations under the Mineral Exploration and Production Agreement with the Government of Laos, Lao regulations and international environmental standards apply. At Golden Grove and Prominent Hill the minimum standard is set by the various environmental laws and regulations of the state and federal governments, including the site-specific requirements of the mining lease conditions.

In 2006 there were no recorded fines for non-compliance with any applicable international or local declarations, treaties, conventions or regulations associated with environmental issues.

A more detailed discussion of Oxiana's health, safety, environmental and community relations performance will be presented in Oxiana's 2006 Sustainability Report.

Information on directors

Barry Cusack Chairman (Independent Non-Executive Director), Appointed 2002
BE(Hons), M.Eng.Sci., FTSE, FAusIMM, FAIM, MAICD

Experience and Expertise: Mr Cusack is the retired Managing Director of Rio Tinto Australia (1997-2001). He was previously chairman of Bougainville Copper Limited (1997-2003). Mr Cusack is also a member of the board of the Global Foundation and Future Directions International and during 2006 was appointed Chairman of Australia's Department of Defence Business Improvement Board. Mr Cusack also held the position of Chairman of Coal and Allied Limited (1997-2001) and of ERA Limited (2000-2002) and was a past president of the Minerals Council of Australia (2001 - 2003). Mr Cusack is an Honorary Life Member of the Chamber of Minerals and Energy of Western Australia Inc.

Other Listed Directorships Non-Executive Director of Smorgon Steel Group Limited (since 2002) and MacMahon Holdings Limited (since 2002).

Former listed entity directorships in last three years None

Special Responsibilities Member of Oxiana Board's Nomination and Remuneration Committee.

Owen Hegarty Managing Director (Executive Director), Appointed 1994
BEc(Hons), FAusIMM

Experience and Expertise Mr Hegarty has over 33 years direct experience in the mining industry including 24 years with the Rio Tinto Group, where from 1988 to 1993 he was Managing Director of Rio Tinto's copper and gold mining and smelting business unit. Mr Hegarty became Managing Director of Oxiana Limited in 1995. He is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr Hegarty was awarded the 2005 AusIMM Institute Medal for his leadership and achievements in the mining industry.

Other Listed Directorships Non-Executive Director of Toro Energy Limited (since 2005) and Range River Gold Limited (since 1994).

Former listed entity directorships in last three years None

Special Responsibilities Member of Oxiana Board's Compliance Committee and Member of Oxiana Board's Nomination and Remuneration Committee (to August 2006).

Ronald Beevor (Independent Non-Executive Director), Appointed 2002
B.A. (Honours)

Experience and Expertise Mr Beevor is a former investment banker and was Head of Investment Banking at NM Rothschild & Sons (Australia) Limited between 1997 and 2002. He has had an extensive involvement with the natural resources industry, both in Australia and overseas. Mr Beevor is a Director of QMAG Limited.

Other Listed Directorships Bendigo Mining Limited (since 2002), EMED Mining Public Limited (since 2004).

Former listed entity directorships in last three years Non Executive Director of Kimberley Diamond Company NL from 2003 to 2004.

Special Responsibilities Chairman of Oxiana Board's Nomination and Remuneration Committee.

Peter W Cassidy (Independent Non-Executive Director), Appointed 2002
BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM, FAICD

Experience and Expertise Dr Cassidy has over 35 years exposure to the minerals industry in Australia, South East Asia, China and the USA, primarily in gold, base metals and mineral sands. His most recent executive role was Managing Director and CEO of Goldfields Limited from 1995 until its merger with Delta Gold Limited to form AurionGold Limited in 2002. Following the merger, he continued as a Non-Executive Director of AurionGold until 2003.

Other Listed Directorships Non-Executive Director of Sino Gold Mining Ltd (formerly Sino Gold Ltd) (since 2002 and Chairman from November 2005 to November 2006) and Non-Executive Director of Lihir Gold Limited (since 2003), Zinifex Limited (since 2004) and Energy Developments Limited (since 2003).

Former listed entity directorships in last three years None

Special Responsibilities Chairman of Oxiana Board's Audit Committee and Member of Oxiana Board's Nomination and Remuneration Committee.

Michael Eager (Independent Non-Executive Director), Appointed 1999
BE (Mining), FAusIMM

Experience and Expertise Mr Eager is a mining engineer with more than 37 years experience covering a wide range of mining operations and exploration and development activity. He retired from the position of Managing Director of Aberfoyle Limited in 1998, as Director of MIM Holdings and Austminex NL in 2003, and the Australasian Institute of Mining and Metallurgy in 2004. Mr Eager joined the board of the Australian Nuclear Science Technology Organisation (ANSTO) in January 2002, and was in July 2002 appointed as Deputy Chairman. His term was completed on 31 December 2006.

Other Listed Directorships None

Former listed entity directorships in last three years None

Special Responsibilities Chairman of Oxiana Board's Compliance Committee and Member of Oxiana Board's Audit Committee.

Brian Jamieson (Independent Non-Executive Director), Appointed 2004
FCA

Experience and Expertise Mr Jamieson was Chief Executive of Minter Ellison Melbourne and a partner of the Minter Ellison Revenue Group from 2002 - 2005. He previously held the position of Chief Executive Officer at KPMG from 1998 – 2000; Managing Partner of KPMG Melbourne and Southern Regions from 1993 -1998. He was Chairman of KPMG Melbourne from 2001 – 2002. Mr Jamieson is currently a Director and Treasurer of Care Australia, the Bionic Ear Institute, the Sir Robert Menzies Memorial Foundation Limited and Veski. He is also a Director of the Major Performing Arts Board and Tattersall's Foundation. Mr Jamieson was formerly Chairman of the Melbourne Symphony Orchestra and Deputy Chairman of the Committee for Melbourne. Mr Jamieson is currently a Non Executive director of HBOS Australia Pty Ltd. He has over 30 years experience in providing advice and services to a diverse range ranged of listed and large private companies. Mr Jamieson is a Fellow of the Institute of Chartered Accountants in Australia.

Other Listed Directorships Non Executive Director of Sigma Pharmaceuticals Limited (since 2003) and Tattersalls Limited (since 2005).

Former listed entity directorships in last three years None

Special Responsibilities Member of Oxiana Board's Compliance Committee and Audit Committee.

Company Secretary

The Company secretary is David Forsyth FCPA, FCIS. Mr Forsyth was appointed to the position of Company secretary in 1996. Before joining Oxiana Limited Mr Forsyth held commercial, secretarial and management positions in large scale project and engineering companies over a period of 30 years. He is responsible for company secretarial, legal, insurance and compliance matters.

Meetings of directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 31 December 2006, and the numbers of meetings attended by each director were:

	Directors' Meetings		Audit Committee Meetings		Nomination and Remuneration Committee Meetings		Compliance Committee Meetings	
	Number Eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
B.L. Cusack	10	10	-	-	6	6	-	-
R.H. Beevor	10	9	-	-	6	6	-	-
P.W. Cassidy	10	10	5	5	2	2	-	-
M.A. Eager	10	10	5	5	-	-	3	3
O.L. Hegarty	10	10	-	-	4	4	3	3
B. Jamieson	10	10	5	5	-	-	3	3

Remuneration Report

I. Introduction and executive summary - Unaudited

Remuneration philosophy

Oxiana's vision is to become a major mining company. Our mission is to achieve quadruple bottom line excellence – in financial performance, social performance, environmental performance and corporate governance. Our core values are respect for all stakeholders; an action orientation; a passion to perform; and an open and transparent corporate behaviour. Oxiana has structured an executive remuneration framework to achieve our vision and mission and to mirror our values

Oxiana's remuneration framework provides a mix of fixed and variable remuneration components. The variable components are at risk and are strongly linked to performance goals; both in the short-term for the Short Term Incentive Plan and in the longer term in the case of equity based payments.

The aim is to provide competitive rewards to attract high calibre executives; to link executive reward with shareholder value, and to establish appropriate, demanding hurdles in relation to variable executive remuneration. Oxiana seeks to motivate and to reward executives in line with our vision to exceed our targets.

Oxiana does not permit employees to trade in Company securities and associated products which operate to limit the economic risk of those securities. Our policy also does not allow hedging of share options.

Labour Market conditions and challenges

The Oxiana Remuneration Framework must also serve to attract, motivate and retain the highest calibre executives at a time of significant, well-recognised shortages in the international mining market both for skilled workers and for management and executives. Competition for talent is causing remuneration increases for senior executives that is running several percentage points higher than in the general senior executive market and some individuals are able to demand very high levels of remuneration.

Key Management Personnel

In accordance with the remuneration reporting requirements of the Corporations Act 2001 and the Accounting Standard AASB 124 *Related Party Disclosures*, remuneration details are provided for all directors (executive and non-executive) including the Managing Director, together with Other Key Management Personnel. Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Oxiana Limited and the consolidated entity either directly or indirectly. They include the directors (executive and non-executive) and members of the Global Executive Team reporting to the Managing Director. The information in the remuneration report also covers each person identified under Section 300A of the Corporations Act 2001 as the five most highly remunerated executives of the Company and the consolidated entity. Persons who do not satisfy the definition of Key Management Personnel, but who are included in the five most highly remunerated executives for the purposes of Section 300A have been disclosed separately (referred to as other personnel). Remuneration details are also separately disclosed for Non-Executive Directors, the Managing Director and Other Key Management Personnel.

REMUNERATION ELEMENTS AND PARTICIPANT CATEGORIES

	Remuneration Element	Non-Executive Directors	Managing Director	Other Key Management Personnel
Fixed Remuneration	Fees	✓	-	-
	Salary	-	✓	✓
	Compulsory Statutory Superannuation	✓	✓	✓
	Other benefits	-	✓	✓
Variable (at-risk)	Short Term Incentives	-	✓	✓
Remuneration	Long Term Incentives	✓	✓	✓
Employment Terms	Service Agreements	-	✓	✓
	Termination Provisions	-	✓	✓

II. Nomination and Remuneration Committee - Unaudited

The Nomination and Remuneration Committee, which operates under the delegated authority of the Board of Oxiana Limited ('the Board'), consists of Ronald H Beevor (Chairman), Barry L Cusack and Peter W Cassidy. The Nomination and Remuneration Committee is governed by a charter which sets out, inter alia, the purpose of the Committee to assist the Board by:

(a) Monitoring the size and composition of the Board;
(b) Recommending individuals for nomination as members of the Board and its Committees;
(c) Reviewing Board and Management succession plans;
(d) Ensuring that the performance of the Board and Senior Management is reviewed annually;
(e) Advising the Board on remuneration, equity-based incentive plans and employee benefit programs including total compensation amounts for senior executives; and
(f) Reviewing the Company's recruitment, retention and termination policies.

III. Directors - Audited

Non-Executive Directors

Oxiana seeks to attract and retain Directors with the appropriate qualifications, experience and commitment, at an appropriate cost to the company. Non-executive Directors' fees, including Board Committee fees, are reviewed by the Nomination and Remuneration Committee based upon advice from independent remuneration consultants and are determined by the Board within the maximum amount approved by shareholders.

Fees for non-executive Directors are not linked to the performance of the consolidated entity. However, in order to align Directors' interests with shareholder interests they are encouraged to hold shares in the company.

Non-executive Directors are entitled to receive fees for serving on Board Committees, with the exception of the Chairman of the Board. The Chairman's fees are set independently from the fees of the other non-executive directors; both are based upon comparable roles in the external market.

As reported in the 2005 Annual Report, the retirement benefits accrued by non-executive Directors to 31 December 2005 have been frozen and will be paid to the director upon retirement together with bank interest up to retirement date. Directors' fees for 2006 were adjusted for the discontinuation of non-executive director retirement benefits.

Remuneration details of Non-Executive Directors

		Short Term Employment Benefits		Post Employment Benefits		Share based Payments	
Name		**Board fees & cash benefits[3]**	**Committee Fees**	**Retirement Benefit Adjustment [1]**	**Super-annuation [3]**	**Value of Options [2]**	**Total Compen-sation**
Barry L Cusack	**2006**	**218,000**	**-**	**7,574**	**-**	**-**	**225,574**
(Chairman)	2005	146,781	-	-	3,094	-	149,875
Ronald H Beevor	**2006**	**70,000**	**12,000**	**3,385**	**-**	**-**	**85,385**
	2005	55,000	5,096	-	5,409	-	65,505
Peter W Cassidy	**2006**	**76,300**	**19,745**	**3,385**	**-**	**-**	**99,430**
	2005	59,793	12,000	-	1,238	-	73,031
Michael A Eager	**2006**	**70,000**	**20,000**	**5,734**	**8,100**	**-**	**103,834**
	2005	55,000	14,000	-	6,210	-	75,210
Brian Jamieson	**2006**	**70,000**	**14,000**	**1,287**	**3,150**	**-**	**88,437**
	2005	55,000	10,000	-	5,850	140,000	210,850
Totals	**2006**	**504,300**	**65,745**	**21,365**	**11,250**	**-**	**602,660**
	2005	371,574	41,096	-	21,801	140,000	574,471

NOTES

1 Retirement Benefits for Directors were frozen at 31/12/2005 and the value at that date will be adjusted each year at a bank interest rate. These figures represent the adjustment for the first year at 6.1% pa.

2 The value of options has been calculated in accordance with the requirements of AASB 2 *Share-based Payment* and as noted in the company accounting policy and in the financial statements. Options were issued to Mr Jamieson in relation to his commencement as a non-executive director.

3 Mr Cusack, Mr Beevor and Mr Cassidy do not contribute to superannuation.

Amounts disclosed for remuneration of Directors and other Key Management Personnel exclude insurance premiums of $87,500 (2005 $87,500) paid by Oxiana in respect of Directors' and Officers' Liability insurance contracts which cover current and former Directors and officers including executive officers of the Company and Directors, executive officers and secretaries of its controlled entities. This amount has not been allocated to the individuals covered by the insurance policy as, based on all available information, the Directors believe that no reasonable basis for such allocation exists.

Managing Director

Remuneration terms for the Managing Director are formalized in a contract of employment – see section VII below.

The remuneration objective for the Managing Director is to provide a demonstrable link between the level of reward and the achievement of strategic objectives and creation of value for shareholders. The Managing Director receives remuneration made up of fixed pay, a performance-related cash incentive payment, and an equity-based incentive through participation in the Executive Share Option Plan. The cash based incentive for the Managing Director is 40% of his fixed pay for 2006 provided all the performance targets are met.

Performance of the Managing Director is assessed by the Chairman and reviewed by the Nomination and Remuneration Committee and the Board. Short Term Incentive Payments for the Managing Director are proposed by the Nomination and Remuneration Committee and approved by the Board in light of the assessed performance against targets. Further details of the Managing Director's remuneration are shown in the following table.

Remuneration details of the Managing Director

		Short Term Employee Benefits				Post Employment Benefits	Share based Payments	
Name		**Salary & cash benefits**	**Non-monetary benefits**	**Cash Incentives[4]**	**Other Short Term Benefits**	**Super-annuation**	**Value of Options[1,2,3]**	**Total Compensation**
Owen L Hegarty	**2006**	**770,642**	**-**	**292,845**	**-**	**95,713**	**1,139,524**	**2,298,724**
	2005	458,716	-	127,500	-	48,034	348,173	982,423

NOTES

1 The value of options has been calculated in accordance with the requirements of AASB 2 *Share-based Payment* and as set out in note 24 to the financial statements.

2 The 2005 options are subject to the achievement of a Total Shareholder Return ('TSR') performance hurdle:
   - 50% will vest on 1 June 2007 provided that the total Shareholder Return on Oxiana for the two years ending 31 December 2006 exceeds the median of the total shareholder return of comparator companies.
   - A further 50% will vest on 1 June 2007 provided that the total shareholder return of Oxiana for the two years ending 31 December 2006 is in the top quartile of the total shareholder return on comparator companies.
   - The comparator companies are those listed in Section IV of this report.

3 The 2006 options are subject to the achievement of a TSR performance hurdle:
   - 50% will vest on 1 June 2008 provided that the total Shareholder Return on Oxiana for the two years ending 31 December 2007 exceeds the median of the total shareholder return of comparator companies.
   - A further 50% will vest on 1 June 2008 provided that the total shareholder return of Oxiana for the two years ending 31 December 2007 is in the top quartile of the total shareholder return on comparator companies.
   - The comparator companies are those listed under Other Key Management Personnel (Section IV)

4 The Managing Director's cash bonus for 2005 has been restated to reflect the bonus amount received in 2006 relating to the 2005 financial year.

The equity based incentive arrangement for the Managing Director is, as set out for other KMP in Section IV.

IV. Other Key Management Personnel and the five most highly remunerated executives - Audited

Remuneration Structure and Practices

Remuneration is provided to the executives in the form of fixed pay and variable pay. Fixed pay is a critical element in attracting and retaining executives with the skills, experience and capability to deliver the performance required by the business plan.

Variable pay consists of short term incentive payments provided for the achievement of annual performance targets and Long Term Incentives provided through share based payments. Variable pay is designed to encourage and reward the achievement of superior performance by individuals, divisions and the Group as a whole.

Fixed Pay

Fixed pay recognises the scope and responsibility of each executive's role, their qualifications, specialist skills and experience and their contribution in the role. Fixed pay for most executives is comprised of base salary, superannuation contributions and in some cases other benefits such as cars provided under novated lease arrangements.

The level of fixed pay is reviewed annually to ensure it is competitive and appropriate to assist in the attraction and retention of high quality executives. This is a particularly important issue for the Group in the current conditions of the resources sector in Australia. The significant growth in resources activity and the large number of development projects being undertaken has created a high demand for senior executives with specific skills and proven performance.

Market data and advice is provided by external remuneration consultants to provide a clear comparison with market pay practice recognising the varying scope of responsibilities for each role.

Short Term Incentives

The Group provides cash payments as part of the annual remuneration of the executives based on their achievement of individual Key Performance Indicators (KPIs) or performance targets. The target level of the Short Term Incentive is 30% of the executive's fixed remuneration. This is proportional based on achievement of the KPIs and at the discretion of the Managing Director.

The performance measures are established at the start of the year and are aligned with the strategic and operational objectives of the Group.

Short Term Incentive Payments (for Other Key Management Personnel and the five most highly remunerated executives) are reviewed by the Nomination and Remuneration Committee.

Individual performance is assessed at the end of the financial year by the Managing Director and the Executive General Managers for their reports. The incentive payment for each executive reflects their actual performance achieved against the targets.

The Short Term Incentive program applies to other management staff and employees of the Group with target levels of payment set to reflect market practice and the extent of impact that different job levels can have on the business performance of the Group.

Performance targets are based on individual KPIs for many employees and also reflect the financial performance of the respective business divisions.

Targets for Other Key Management Personnel are cascaded down from each year's business plan and incentive payments are based on individual contributions against key performance criteria.

Long Term Incentives

The Board has determined that a significant portion of the remuneration for other Key Management Personnel should be provided through equity in Oxiana Limited. This provides a direct link between the rewards to executives and the sustained success of the Group and shareholder returns.

The 2006 Long Term Incentive (LTI), like previous years, was provided through the allocation of options. The practice has been to grant 1,000,000 options on commencement of employment with a further 1,000,000 after the executive had been employed for a year. This approach established a focus for these executives on the ongoing growth in Oxiana Limited share price. The options were initially granted at a premium to the market price.

Longer serving executives received allocations on an irregular basis, typically every second year. These were granted subject to a relative TSR hurdle and with a performance hurdle based on the growth in share price.

TSR reflects returns to shareholders that are provided through share price growth and dividend yield. TSR has been chosen as the basis for performance hurdles as it reflects benefits received by shareholders and is the most widely used LTI hurdle in Australia.

The growth in TSR for Oxiana Limited is compared to a selected group of comparator companies. If the TSR for Oxiana Limited is below the median of the comparator group over a two year period from the date of grant, no options will vest. If the Oxiana Limited TSR is at or above the median, half of the allocated options will vest. If the Oxiana Limited TSR is in the top quartile then all the options will vest.

The following companies formed the comparator group for 2006:

Alumina Limited
Aquarius Platinum Limited
BHP Billiton Limited
Centennial Coal Limited
Consolidated Minerals Limited
DRD Gold Limited
Excel Coal Limited
Iluka Resources Limited
Jubilee Mines Limited
Lihir Gold Limited
Minara Resources Limited
Newcrest Limited
Paladin Resources Limited
Rio Tinto Limited
Sino Gold Mining Limited
Zinifex Limited

Options are granted for no consideration and existing allocations have maximum terms of three or five years. Options granted under the plan carry no dividend or voting rights. When exercised each option is convertible into one ordinary share. The shares when issued rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the period of the options prior to the exercise. Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their vested options. The exercise price for options is established by the Board for each allocation and has been set at a premium to the market price of shares at the date of grant.

V Proposed Changes for 2007 LTI allocations - Unaudited

While this approach was seen as useful and appropriate to attract key executives to the Group and establish substantial share price exposure for those executives in the circumstances of the Group to date, the Board has determined to adopt a changed approach to the granting of equity based LTI for the executive team.

The new approach is more consistent with the needs of the more mature organisation that the Group has become. It is also more aligned with broader market practice and shareholder expectations.

From 2007 the Board intends to grant annual allocations of LTI to selected executives. The allocations will be determined to generate market competitive levels of LTI value for the respective participants, recognising the contribution of individuals and the market practice for specific jobs. The LTI will be provided through both options, under the existing Oxiana Limited Executive Option Plan, and performance rights under the existing Oxiana Performance Rights Plan. Half the LTI value will be provided through options and half through performance rights, except for Owen Hegarty, Managing director, whose LTIs will be based on options.

The vesting of the options, for all Executives other than the Managing Director, will be subject to a comparison of the Oxiana Limited TSR over three years from the date of grant with that of the comparator group. The exercise price will be the volume weighted average share price over the week up to and including the date of grant. This price will be factored by an additional 35% to create an additional hurdle. The date of grant will be granted fifth trading days following the release of the annual result.

The vesting of the options, for the Managing Director, will be subject to a comparison of the Oxiana Limited TSR over three years from the date of grant with that of the comparator group. The exercise price will be the volume weighted average share price over the 30 day period, up to and including the 1st of December of each year and is subject to shareholder approval at the Annual General Meeting. This price will be factored by an additional 35% to create an additional hurdle.

If the Oxiana Limited TSR is below the median of the comparator group none of the options will vest. If the Oxiana TSR is at the median, half the options will vest. If the Oxiana Limited TSR is at or above the 75th percentile, all the options will vest. If the Oxiana Limited TSR is between the median and the 75th percentile of the comparator group, the options will vest progressively from half the options to all of them.

The performance rights will provide executives with the opportunity to acquire shares in the company at nil cost, subject to a comparison of the Oxiana Limited TSR with the companies in the ASX 200 index at the date of grant. TSR performance will be compared over a three year period from the date of grant.

If the Oxiana Limited TSR is below the median of the ASX 200 group none of the performance rights will vest. If the Oxiana Limited TSR is at the median, half the performance rights will vest. If the Oxiana Limited TSR is at or above the 75th percentile, all the performance rights will vest. If the Oxiana Limited TSR is between the median and the 75th percentile of the comparator group, the performance rights will vest progressively from half the performance rights to all of them.

To ensure an objective assessment of the TSR comparison the Group will employ an independent organisation to calculate the TSR ranking of Oxiana Limited against the two comparator groups.

Under the existing and proposed LTI allocations the options and performance rights will normally be forfeited if the executive participant resigns or is dismissed for serious misconduct before the options or performance rights have vested.

In case of death or total and permanent disablement the performance conditions will be waived and a 90 day period is allowed for exercise.

Mindful of moving from a two year program to a three year program it is intended to apply a transition program for the current executive group. This will mean that at the end of 2008, executives will have access to 50 percent of their 2009 entitlement measured against the appropriate hurdles. The remaining 50 percent will be available at the end of 2009. The Company will then move to the full three year program.

VI. Group performance and Executive remuneration - Unaudited

The following table shows the revenue and profit for the last five years as well as the share price at the end of respective financial years. The improvement in the Group's performance over the last five years has been reflected in the Group's share price with an increase each year with the exception of 2004. The improvement in the Group's performance is also reflected in the movement in the Group's earnings per share, which has improved over the period of the last five years. The Board is satisfied that the continuous improvement has lead to increased shareholder wealth over the past five years.

	(i) 2006 $'000	(i) 2005 $'000	(i) 2004 $'000	(ii) 2003 $'000	(ii) 2002 $'000
Revenue from continuing operations	1,275,209	389,169	73,634	88,134	435
Net profit/(loss) after tax	553,166	71,165	(8,805)	11,368	(9,685)
Dividends paid	55,131	-	-	-	-
Earnings per share attributable to ordinary equity holders (basic)	40.14¢	5.44¢	(0.20)¢	0.90¢	(1.60)¢
Share Price at year end	$3.17	$1.74	$0.99	$1.05	$0.50
Change in share price	$1.43	$0.75	$(0.06)	$0.55	$0.27

(i) Prepared in accordance with Australian Accounting Standards which include Australian Equivalents to International Financial Reporting Standards
(ii) Prepared in accordance with Australian Accounting Standards

VII. Executive Employment Agreements - Audited

Remuneration and other terms of employment for the Managing Director and other executives are formalised in employment contracts. Each of these provides for the provision of performance related cash incentives, other benefits and participation, when eligible, in the Group's Long Term Incentive Plan. Other major provisions of the agreements and remuneration arrangements for 2006 are set out below.

Owen Hegarty, Managing Director

- On a fixed term employment contract to 31 December 2006. He may resign by giving six months notice.
  - Total Remuneration to be reviewed annually by the nomination and Remuneration Committee. Fixed component set at $840,000 for the year ended December 2006 with a short term incentive target of 40%.
  - Awarded a Short Term Incentive payment of $319,200 – equivalent to 38% of his fixed remuneration.
  - Received 2,000,000 options.
- The employment contract was renewed effective from 1 January, 2007* to 31 December 2009 with the following details:
  - Fixed Remuneration: $1,300,000 p.a. inclusive of superannuation.
  - Short term incentive of up to 50% of fixed remuneration.
  - LTI – 2 million options per annum as part of the modified 2007 LTI program.
  - Retention incentive – 250,000 shares p.a. issued if in continuous service on each of the 1st, 2nd and 3rd anniversaries of contract commencement.

  * Subject to shareholder approval at the Annual General Meeting.
- On early termination by the employer he will receive accrued entitlements up to the date of termination plus the value of the base salary and superannuation component for one month per year of completed service plus three months in lieu of notice. The employment contract was renewed to 31 December 2009 (subject to shareholder approval of the issue of options and shares).
- Proportion of total remuneration which is performance related 63%

Other Key Management Personnel (excluding directors)

Peter Albert, Executive General Manager, Asia

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Fixed remuneration for the year ended 31 December 2006 of $375,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $112,500 – equivalent to 30% of his fixed remuneration.
- No options granted in 2006.
- Proportion of total remuneration which was performance related 29%.

David Forsyth, Company Secretary

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus the value of the base salary and superannuation component for one month per year of completed service plus three months in lieu of notice.
- Fixed remuneration for the year ended 31 December 2006 of $300,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $90,000 – equivalent to 30% of his fixed remuneration.
- No options granted in 2006.
- Proportion of total remuneration which was performance related 32%.

Peter Lester, Executive General Manager, Corporate Development

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Fixed remuneration for the year ended 31 December 2006 of $330,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $99,000 – equivalent to 30% of his fixed remuneration.
- No options granted in 2006.
- Proportion of total remuneration which was performance related 32%.

Antony Manini, Executive General Manager, Exploration and Resources

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Fixed remuneration for the year ended 31 December 2006 of $350,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $105,000 – equivalent to 30% of his fixed remuneration.
- No options granted in 2006.
- Proportion of total remuneration which was performance related 31%.

Stephen Mullen, General Manager, Human Resources

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Fixed remuneration for the year ended 31 December 2006 of $250,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $75,000 – equivalent to 30% of his fixed remuneration.
- Received 1,000,000 options.
- Proportion of total remuneration which was performance related 7%.

John Nitschke, Executive General Manager, Australia

- An employment contract to December 2008. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Fixed remuneration for the year ended 31 December 2006 of $350,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $105,000 – equivalent to 30% of his fixed remuneration.
- Received 1,000,000 options.
- Proportion of total remuneration which was performance related 13%.

Jeff Sells, Chief Financial Officer

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Fixed remuneration for the year ended 31 December 2006 of $300,000, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $90,000 – equivalent to 30% of his fixed remuneration.
- No options granted in 2006.
- Proportion of total remuneration which was performance related 23%.

Executives included in five most highly remunerated executives

Phil Dunstan, General Manager, Sepon Operations

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Pro-rata fixed remuneration for the year ended 31 December 2006 of $153,663, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $46,500 – equivalent to 16% of his fixed remuneration.
- Received 1,000,000 options.
- Contract provides for 1,000,000 options to be granted on 18 June 2007.
- Proportion of total remuneration which was performance related 6%.

Jim Smith, General Manager, Sepon Projects

- An ongoing employment contract. He may resign by giving three months notice. On early termination by the employer he will receive accrued entitlements up to the date of termination plus twelve months salary.
- Pro-rata fixed remuneration for the year ended 31 December 2006 of $195,481, to be reviewed annually by the Nomination and Remuneration Committee.
- Awarded a Short Term Incentive payment of $45,500 – equivalent to 16% of his fixed remuneration.
- Received 1,000,000 options.
- Contract provides for 1,000,000 options to be granted on 24 April 2007.
- Proportion of total remuneration which was performance related 5%.

VIII Remuneration details of the other Key Management Personnel and the five most highly remunerated executives, - Audited

		Short Term Employee Benefits			Post Employment Benefits	Share based Payments	
Name and Position		**Salary & cash benefits[1]**	**Cash Incentives[4]**	**Other Benefits[2]**	**Super-annuation**	**Value of Options[3]**	**Total Compen-sation**
Other Key Management Personnel							
Peter Albert Executive General Manager, Asia	**2006**	**375,000**	**112,500**	**25,924**	**-**	**54,317**	**567,741**
	2005	305,000	84,915	-	-	60,683	450,598
David Forsyth Company Secretary	**2006**	**276,798**	**82,569**		**30,633**	**54,317**	**444,317**
	2005	213,181	47,400	-	23,085	60,683	344,349
Peter Lester Executive General Manager, Corporate Development	**2006**	**302,752**	**90,826**	**-**	**35,422**	**54,317**	**483,317**
	2005	238,532	52,000	-	26,148	60,683	377,363
Antony Manini Executive General Manager, Exploration and Resources	**2006**	**335,550**	**96,330**	**-**	**23,120**	**54,317**	**509,317**
	2005	270,000	54,000	-	-	60,683	384,683
Stephen Mullen General Manager, Human Resources	**2006**	**229,855**	**68,807**	**-**	**26,338**	**766,000**	**1,091,000**
	2005	45,872	17,202	-	5,676	280,000	348,750
John Nitschke Executive General Manager, Australia	**2006**	**277,064**	**96,330**	**48,000**	**33,606**	**364,000**	**819,000**
	2005	242,888	55,000	18,200	12,600	180,000	508,688
Jeff Sells Chief Financial Officer	**2006**	**275,229**	**82,569**	**-**	**32,202**	**-**	**390,000**
	2005	229,358	42,500	-	24,467	-	296,325
Totals	**2006**	**2,072,248**	**629,931**	**73,924**	**181,321**	**1,347,268**	**4,304,692**
	2005	1,544,831	353,017	18,200	91,976	702,732	2,710,756
Other Personnel							
Phil Dunstan General Manager (from 18 June 06)	**2006**	**153,663**	**46,500**	**-**	**-**	**578,000**	**778,163**
Jim Smith General Manager Sepon Projects (from 24 April 06)	**2006**	**179,340**	**41,743**	**-**	**19,898**	**659,000**	**899,981**
Totals	**2006**	**333,003**	**88,243**	**-**	**19,898**	**1,237,000**	**1,678,144**

NOTES

1. Includes the value of salary packaged items such as cars, car parking.
2. Includes the value of expatriate, living away from home and remote location benefits provided to executives.
3. The value of options has been calculated in accordance with the requirements of AASB 2 *Share-based Payment* and as set out in Note 24 to the financial statements.
4. Includes a short term incentive of $18,750 awarded to Mr Stephen Mullen in 2006 in relation to his performance in 2005.

Amounts disclosed for remuneration of Directors and other Key Management Personnel exclude insurance premiums of $87,500 (2005 $87,500) paid by Oxiana in respect of Directors' and Officers' liability insurance contracts which cover current and former Directors and Officers including executive officers of the Company and Directors, executive officers and secretaries of its controlled entities. This amount has not been allocated to the individuals covered by the insurance policy as, based on all available information, the Directors believe that no reasonable basis for such allocation exists.

IX Additional Information on Performance Related Remuneration - Unaudited

Details of remuneration: cash bonuses and options

For each cash bonus and grant of options included in the tables above the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. Options which are granted with performance hurdles vest over a two year period, provided the vesting conditions are met. No options will vest if the conditions are not satisfied, hence the minimum value of the options yet to vest is nil. The maximum value of the options yet to vest has been determined assuming the share price on the date the options are exercised will not exceed $3.82 the highest share price during the 2006 financial year.

	Cash bonus		Options					
Name and Position	**Paid %**	**Forfeited %**	**Year granted**	**Vested %**	**Forfeited %**	**Financial years in which options may vest**	**Minimum total value of grant yet to vest**	**Maximum total value of grant yet to vest**
Managing Director								
Owen Hegarty	95%	5%	**2006** 2005 2004	0% 0% 50%	0% 0% 50%	2008 2007 -	0 0	7,640,000 7,640,000
Other Key Management Personnel								
Peter Albert Executive General Manager, Asia	100%	0%	**2006** 2005	- 100%	- 0%	- -	- -	- -
David Forsyth Company Secretary	100%	0%	**2006** 2005	- 100%	- 0%	- -	- -	- -
Peter Lester Executive General Manager, Corporate Development	100%	0%	**2006** 2005	- 100%	- 0%	- -	- -	- -
Antony Manini Executive General Manager, Exploration and Resources	100%	0%	**2006** 2005	- 100%	- 0%	- -	- -	- -
Stephen Mullen General Manager, Human Resources	100%	0%	**2006** 2005	100% 100%	0% 0%	- -	- -	- -
John Nitschke Executive General Manager, Australia	100%	0%	**2006** 2005	100% 100%	0% 0%	- -	- -	- -
Jeff Sells Chief Financial Officer	100%	0%	**2006** 2005	- -	- -	- -	- -	- -
Other Personnel								
Phil Dunstan General Manager (from 18 June 06)	100%	0%	**2006**	100%	0%	-	-	-
Jim Smith General Manager Sepon Projects (from 24 April 06)	80%	20%	**2006**	100%	0%	-	-	-

X Details of Share and Option Holdings - Audited

The options held by directors and other key management personnel and the five most highly remunerated executives, at balance date are as follows:

Grant date	Vesting date	Expiry date	Exercise price at grant date	Consolidated and Oxiana Limited 31 Dec 2006 Number	Consolidated and Oxiana Limited 31 Dec 2005 Number
28/03/02	28/03/02	28/03/07	0.36*	-	1,333,333
28/03/02	28/03/02	28/03/07	0.41*	-	1,466,666
28/03/02	28/03/02	28/03/07	0.46*	-	1,666,668
04/10/02	04/10/02	04/10/07	0.41*	-	775,000
04/10/02	04/10/02	04/10/07	0.51*	-	1,000,000
23/12/02	23/12/02	23/12/07	0.71*	**1,500,000**	2,500,000
27/02/04	27/02/04	27/02/09	1.20	**1,000,000**	1,000,000
06/04/04	01/06/06	06/04/09	1.20	**2,000,000**	4,000,000
17/12/04	17/12/04	17/12/09	1.25	**1,000,000**	1,000,000
28/01/05	28/01/05	28/01/10	1.25	**1,000,000**	1,000,000
01/03/05	30/09/06	01/03/10	1.25	**4,000,000**	4,000,000
20/04/05	01/06/07	20/04/10	1.25	**2,000,000**	2,000,000
20/04/05	20/04/05	20/04/10	1.20	**333,333**	333,333
20/04/05	20/04/05	20/04/10	1.10	**333,333**	333,333
20/04/05	20/04/05	20/04/10	1.30	**333,334**	333,334
14/10/05	13/01/06	13/10/10	1.60	**1,000,000**	1,000,000
27/01/06	27/01/06	27/01/11	2.60	**1,000,000**	
20/04/06	01/06/08	20/04/11	2.50	**2,000,000**	
24/04/06	24/07/06	24/04/11	4.65	**1,000,000**	
19/06/06	19/09/06	19/06/11	3.80	**1,000,000**	
03/10/06	03/10/06	03/10/11	3.90	**1,000,000**	
Total				**20,500,000**	23,741,667

* Exercise price adjusted for Rights Issue in February 2004

Movements in shareholdings for Non-Executive Directors

2006 Financial Year

Name	Balance of shareholdings at 1 January 2006	Received on exercise of options	Other changes during the year	Balance of shareholdings at 31 December 2006
Barry L Cusack	2,000,000	-	27,683	2,027,683
Ronald H Beevor	3,166,402	-	43,827	3,210,229
Peter W Cassidy	1,050,000	-	(65,625)	984,375
Michael A Eager	2,115,699	-	-	2,115,699
Brian Jamieson	40,000	-	-	40,000

2005 Financial Year

Name	Balance of shareholdings at 1 January 2005	Received on exercise of options	Other changes during the year	Balance of shareholdings at 31 December 2005
Barry L Cusack	666,667	1,333,333	-	2,000,000
Ronald H Beevor	2,166,402	1,000,000	-	3,166,402
Peter W Cassidy	250,000	800,000	-	1,050,000
Michael A Eager	1,295,699	820,000	-	2,115,699
Brian Jamieson	40,000	-	-	40,000

Movements in shareholdings for the Managing Director, Other Key Management Personnel, and the five most highly remunerated executives

2006 Financial Year

Name	Balance of shareholdings at 1 January 2006	Received on exercise of options	Other changes during the year	Balance of shareholdings at 31 December 2006
Managing Director				
Owen L Hegarty	27,021,224	-	-	27,021,224
Other Key Management Personnel				
Peter Albert	2,384,375	-	-	2,384,375
David Forsyth	2,112,666	1,466,667	(84,333)	3,495,000
Peter Lester	11,250	1,775,000	(401,100)	1,385,150
Antony Manini	1,205,000	4,000,000	(545,898)	4,659,102
Stephen Mullen	-	-	-	-
John Nitschke	-	-	4,000	4,000
Jeff Sells	12,500	-	-	12,500
Other Personnel				
Phil Dunstan	250,000	-	(189,201)	60,799
Jim Smith	-	-	-	-

The balance of shareholdings at 31 December 2006 is the same as at the date of this report.

2005 Financial Year

Name	Balance of shareholdings at 1 January 2005	Received on exercise of options	Other changes during the year	Balance of shareholdings at 31 December 2005
Managing Director				
Owen L Hegarty	27,021,224	-	-	27,021,224
Other Key Management Personnel				
Peter Albert	2,786,575	500,000	(902,200)	2,384,375
David Forsyth	2,020,000	333,333	(240,667)	2,112,666
Peter Lester	31,250	-	(20,000)	11,250
Antony Manini	425,000	1,000,000	(220,000)	1,205,000
Stephen Mullen	-	-	-	-
John Nitschke	-	-	-	-
Jeff Sells	12,500	-	-	12,500

Options granted to the Directors, and Other Key Management Personnel, and the five most highly remunerated executives

2006 Financial Year

Name	Grant Date	Value at Grant Date $	Expiry Date	Exercise Price $	Granted during the year Number	Lapsed during the year Number	Vested during the year Number
Directors							
Owen L Hegarty	20/04/06	2,802,000	20/04/11	2.50	2,000,000	2,000,000*	2,000,000
Other Key Management Personnel							
Peter Albert	-	-	-	-	-	-	1,000,000
David Forsyth	-	-	-	-	-	-	1,000,000
Peter Lester	-	-	-	-	-	-	1,000,000
Antony Manini	-	-	-	-	-	-	1,000,000
Stephen Mullen	03/10/06	766,000	03/10/11	3.90	1,000,000	-	1,000,000
John Nitschke	27/01/06	364,000	27/01/11	2.60	1,000,000	-	1,000,000
Jeff Sells	-	-	-	-	-	-	-
Other Personnel							
Phil Dunstan	19/06/06	578,000	19/06/11	3.90	1,000,000	-	1,000,000
Jim Smith	24/04/06	659,000	24/04/11	4.65	1,000,000	-	1,000,000

The options granted to Owen Hegarty in 2006 are subject to a TSR performance hurdle.

* The value of the 2,000,000 share options which lapsed during the period is $3,560,000 based an exercise price of $1.20 and on the share price of $2.98 on the date on which these options lapsed.

2005 Financial Year

Name	Grant Date	Value at Grant Date $	Expiry Date	Exercise Price $	Granted during the year Number	Lapsed during the year Number	Vested during the year Number
Directors							
Owen L Hegarty	20/04/05	210,000	20/04/10	1.25	2,000,000	-	-
Brian Jamieson	20/04/05	53,333	20/04/10	1.10	333,333	-	333,333
	20/04/05	46,667	20/04/10	1.20	333,333	-	333,333
	20/04/05	40,000	20/04/10	1.30	333,334	-	333,334
Other Key Management Personnel							
Peter Albert	01/03/05	115,000	01/03/10	1.25	1,000,000	-	-
David Forsyth	01/03/05	115,000	01/03/10	1.25	1,000,000	-	-
Peter Lester	01/03/05	115,000	01/03/10	1.25	1,000,000	-	-
Antony Manini	01/03/05	115,000	01/03/10	1.25	1,000,000	-	-
Stephen Mullen	14/10/05	280,000	13/10/10	1.60	1,000,000	-	1,000,000
John Nitschke	27/01/05	180,000	27/01/10	1.25	1,000,000	-	1,000,000
Jeff Sells	-	-	-	-	-	-	-

Movements in Option holdings for the Directors, Other Key Management Personnel, and the five most highly remunerated executives

2006

Name	Balance at 1/1/2006	Granted during the year	Exercised during year	Lapsed during year	Balance at 31/12/2006	Vested and Exercisable at 31/12/06
Directors						
Owen L Hegarty	6,000,000	2,000,000	-	2,000,000	6,000,000	2,000,000
Brian Jamieson	1,000,000	-	-	-	1,000,000	1,000,000
Other Key Management Personnel						
Peter Albert	1,500,000	-	-	-	1,500,000	1,500,000
David Forsyth	2,466,667	-	1,466,667	-	1,000,000	1,000,000
Peter Lester	2,775,000	-	1,775,000	-	1,000,000	1,000,000
Antony Manini	6,000,000	-	4,000,000	-	2,000,000	2,000,000
Stephen Mullen	1,000,000	1,000,000	-	-	2,000,000	2,000,000
John Nitschke	1,000,000	1,000,000	-	-	2,000,000	2,000,000
Jeff Sells	2,000,000	-	-	-	2,000,000	2,000,000
Other Personnel						
Phil Dunstan	-	1,000,000			1,000,000	1,000,000
Jim Smith	-	1,000,000			1,000,000	1,000,000

2005

Name	Balance at 1/1/2005	Granted during the year	Exercised during year	Lapsed during year	Balance at 31/12/2005	Vested and Exercisable at 31/12/05
Directors						
Barry L Cusack	1,333,333	-	1,333,333	-	-	-
Ronald H Beevor	1,000,000	-	1,000,000	-	-	-
Peter W Cassidy	800,000	-	800,000	-	-	-
Michael A Eager	820,000	-	820,000	-	-	-
Owen L Hegarty	4,000,000	2,000,000	-	-	6,000,000	-
Brian Jamieson	-	1,000,000	-	-	1,000,000	1,000,000
Other Key Management Personnel						
Peter Albert	1,000,000	1,000,000	500,000	-	1,500,000	500,000
David Forsyth	1,800,000	1,000,000	333,333	-	2,466,667	1,466,667
Peter Lester	1,775,000	1,000,000	-	-	2,775,000	1,775,000
Antony Manini	6,000,000	1,000,000	1,000,000	-	6,000,000	5,000,000
Stephen Mullen	-	1,000,000	-	-	1,000,000	1,000,000
John Nitschke	-	1,000,000	-	-	1,000,000	1,000,000
Jeff Sells	2,000,000	-	-	-	2,000,000	2,000,000

Movements in Options exercised by the Directors, Other Key Management Personnel, and the five most highly remunerated executives

2006	**Date of exercise of options**	**Exercise price paid per share $**	**Number of ordinary shares issued on exercise of options in 2006**
Other Key Management Personnel			
David Forsyth	25/01/06	0.41	133,333
David Forsyth	25/01/06	0.46	333,334
David Forsyth	28/04/06	0.71	600,000
David Forsyth	29/06/06	0.71	400,000
			1,466,667
Peter Lester	08/05/06	0.41	219,510
Peter Lester	16/05/06	0.41	555,490
Peter Lester	16/05/06	0.51	528,600
Peter Lester	04/08/06	0.51	471,400
			1,775,000
Antony Manini	08/05/06	0.36	1,333,333
Antony Manini	08/05/06	0.41	1,333,333
Antony Manini	08/05/06	0.46	1,333,334
			4,000,000

2005	**Date of exercise of options**	**Exercise price paid per share $**	**Number of ordinary shares issued on exercise of options in 2005**
Directors			
Barry L Cusack	29/04/05	0.31	666,666
Barry L Cusack	29/04/05	0.36	666,667
			1,333,333
Ronald H Beevor	12/05/05	0.31	333,333
Ronald H Beevor	12/05/05	0.36	333,333
Ronald H Beevor	12/05/05	0.41	333,334
			1,000,000
Peter W Cassidy	12/05/05	0.31	133,333
Peter W Cassidy	12/05/05	0.36	333,333
Peter W Cassidy	12/05/05	0.41	333,334
			800,000
Michael A Eager	18/04/05	0.25	153,333
Michael A Eager	18/04/05	0.30	333,333
Michael A Eager	18/04/05	0.35	333,334
			820,000
Other Key Management Personnel			
Peter Albert	16/08/05	0.71	500,000
David Forsyth	21/06/05	0.36	133,333
David Forsyth	21/06/05	0.41	200,000
			333,333
Antony Manini	28/08/05	0.21	1,000,000

This marks the end of the Remuneration Report.

Insurance of officers

During the financial year, Oxiana paid premiums of $87,500 (2005 $87,500) to insure the directors and secretary of the Company, and the executives of the consolidated entity.

The liabilities insured are legal costs that may be incurred in relation to civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities of the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the *Corporations Act 2001* for leave to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company of all or any part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the *Corporations Act 2001*.

Corporate governance

In recognising the need for the highest standard of corporate behaviour and accountability appropriate to an organisation such as Oxiana, the directors support and have adhered to principles of sound corporate governance. The Company's governance statement is contained in the annual report.

Non audit services

The consolidated entity has employed KPMG on assignments additional to their statutory audit duties where KPMG's expertise and experience with the consolidated entity are important. These assignments are principally the provision of advice and consultation in relation to acquisitions and disposals, or where KPMG is awarded assignments on a competitive basis. It is the consolidated entity's policy to seek competitive tenders for all major consulting projects.

The board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and

- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Company, acting as an advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 26.

Non audit services (continued)

Details of the amounts paid to the auditor of Oxiana, KPMG and its related practices for audit and non-audit services provided during the year are set out below. In addition amounts paid to other auditors for the statutory audit have been disclosed:

	Consolidated	
	2006	2005
Audit services:	$	$
Auditors of the company		
Audit and review of the financial reports (KPMG Australia)	**252,000**	-
Audit and review of the financial reports (Overseas KPMG firms)	**56,000**	-
Other auditors		
Audit and review of the financial reports (HLB Mann Judd)	-	159,550
Audit and review of the financial reports (Other firms)	-	172,810
Total remuneration for audit services	**308,000**	332,360
Services other than statutory audit:		
Other assurance services		
IT assurance services (KPMG Australia)	**50,000**	-
Accounting advice (KPMG Australia)	**235,300**	-
Due diligence services - (HLB Mann Judd)	-	64,118
Due diligence services - (Other firms)	-	44,458
Accounting advice – IFRS (HLB Mann Judd)	-	9,460
Accounting advice - IFRS(Other firms)	-	21,950
Accounting advice - Other(Other firms)	-	22,775
Other services		
Taxation compliance services (KPMG Australia)	**26,580**	-
Risk advisory services (KPMG Australia)	**111,139**	-
Taxation Services - (Other firms)	-	122,096
Legal advice - (Other firms)	-	34,978
Total remuneration for other assurance and advisory services	**423,019**	319,835

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the Directors

Owen L Hegarty
Director
Melbourne
22 February 2007



Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Oxiana Limited.

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 31 December 2006, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Michael Bray
Partner

Melbourne
22 February 2007

Income statements

	Note	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Revenues from continuing operations	5	**1,275,209**	389,169	**-**	-
Other income	5	**12,395**	(183)	**348,882**	(16,250)
Change in inventories of finished goods and WIP		**(457)**	58,189	**-**	-
Raw materials, consumables and other direct costs		**(245,918)**	(187,168)	**-**	-
Employee expenses		**(110,365)**	(52,053)	**(17,111)**	(6,036)
Depreciation expenses	6	**(105,361)**	(52,058)	**(1,076)**	(314)
Royalties		**(54,520)**	(15,445)	**-**	-
Exploration and evaluation expenditure		**(20,822)**	(10,751)	**(4,703)**	(4,899)
Other expenses		**(34,937)**	(13,611)	**(6,125)**	(1,315)
Profit on sale of controlled entities	7	**6,773**	-	**8,056**	-
Share of net loss of associates and joint ventures accounted for using the equity method	31	**(182)**	-	**-**	-
Profit before net financing costs and income tax		**721,815**	116,089	**327,923**	(28,814)
Interest revenue	5	**19,308**	1,702	**16,083**	14,110
Finance costs	6	**(45,778)**	(36,242)	**(10,832)**	(8,713)
Profit before income tax		**695,345**	81,549	**333,174**	(23,417)
Income tax (expense)/benefit	9(a)	**(145,327)**	(11,239)	**5,835**	10,068
Profit from continuing operations		**550,018**	70,310	**339,009**	(13,349)
Profit from discontinued operation (net of tax)	10(a)	**3,148**	855	**-**	-
Profit/(loss) attributable to members of Oxiana Limited	26	**553,166**	71,165	**339,009**	(13,349)
Earnings per share for profit attributable to the ordinary equity holders of the company					
Basic earnings per share	35	**40.14¢**	5.44¢		
Diluted earnings per share	35	**37.04¢**	5.47¢		
Continuing operations					
Basic earnings per share	35	**39.91¢**	5.37¢		
Diluted earnings per share	35	**36.83¢**	5.41¢		

The above income statements should be read in conjunction with the accompanying notes.

	Note	Consolidated		Oxiana Limited	
		2006	2005 Restated	**2006**	2005 Restated
ASSETS		**$'000**	$'000	**$'000**	$'000
Current assets					
Cash and cash equivalents	11	**670,851**	167,849	**105,871**	54,378
Receivables	12	**33,309**	25,187	**475,612**	99,291
Inventories	13	**71,393**	73,785	**-**	-
Derivative financial instruments	37	**1,017**	776	**-**	-
Assets held for sale	14	**-**	1,831	**-**	-
Other	15	**2,769**	12,217	**110**	79
Total current assets		**779,339**	281,645	**581,593**	153,748
Non-current assets					
Receivables	12	**-**	-	**171,666**	289,458
Available for sale financial assets	16	**14,802**	5,309	**10,840**	2,710
Other financial assets	17	**-**	-	**195,336**	202,172
Investments accounted for using the equity method	18	**6,591**	-	**-**	-
Property, plant and equipment	19	**931,937**	853,810	**4,768**	1,591
Deferred tax assets	9(b)	**5,576**	30,388	**-**	31,299
Derivative financial instruments	37	**1,140**	2,186	**-**	-
Total non-current assets		**960,046**	891,693	**382,610**	527,230
Total assets		**1,739,385**	1,173,338	**964,203**	680,978
LIABILITIES					
Current liabilities					
Trade and other payables	20	**106,055**	87,924	**6,301**	4,939
Interest bearing liabilities	21	**207,946**	182,176	**10**	17
Current tax liabilities		**87,053**	10,526	**24,919**	-
Provisions	23	**8,613**	6,537	**1,732**	650
Other financial liabilities	22	**-**	-	**306**	-
Total current liabilities		**409,667**	287,163	**33,268**	5,606
Non-current liabilities					
Interest bearing liabilities	21	**219,674**	294,340	**111,949**	117,770
Deferred tax liabilities	9(c)	**62,812**	34,848	**2,711**	-
Provisions	23	**42,652**	26,528	**499**	39
Total non-current liabilities		**325,138**	355,716	**115,159**	117,809
Total liabilities		**734,805**	642,879	**148,427**	123,415
Net assets		**1,004,580**	530,459	**815,776**	557,563
EQUITY					
Contributed equity	24	**608,475**	587,375	**608,475**	587,375
Reserves	25	**(31,766)**	13,248	**(24,725)**	22,040
Accumulated profits/(losses)	26	**427,871**	(70,164)	**232,026**	(51,852)
Total Equity		**1,004,580**	530,459	**815,776**	557,563

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

	Note	Consolidated		Oxiana Limited	
		2006	2005 Restated	**2006**	2005 Restated
		$'000	$'000	**$'000**	$'000
Amounts recognised directly in equity					
Exchange differences on translation into presentation currency	**25**	**(62,406)**	17,616	**(57,009)**	20,169
Net change in fair value of available-for-sale financial assets	**25**	**1,272**	884	**1,309**	455
Changes in the fair value of cash flow hedges, net of tax	**25**	**7,185**	(4,605)	**-**	-
Income / (expense) recognised directly in equity		**(53,949)**	13,895	**(55,700)**	20,624
Profit for the year		**553,166**	71,165	**339,009**	(13,349)
Total recognised income and expense for the year		**499,217**	85,060	**283,309**	7,275
Attributable to:					
Members of Oxiana Limited		**499,217**	85,060	**283,309**	7,275
Effects of correction of error (refer Note 8)		**9,154**	-	**20,709**	-
Effects of change in accounting policy – financial instruments	**25**	**-**	60	**-**	(7)

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

	Note	Consolidated		Oxiana Limited	
		2006	2005	**2006**	2005
		$'000	$'000	**$'000**	$'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,268,611**	425,079	**-**	-
Payments to suppliers and employees (inclusive of goods and services tax)*		**(435,752)**	(212,715)	**(29,775)**	(18,904)
Interest received		**18,824**	1,704	**4,890**	1,687
Interest paid		**(36,605)**	(35,880)	**(7,454)**	-
Income tax paid		**(14,431)**	-	**(5,113)**	-
Net cash inflow/(outflow) from operating activities	34	**800,647**	178,188	**(37,452)**	(17,217)
Cash flows from investing activities					
Payments for capitalised exploration and evaluation		**(32,141)**	(26,020)	**-**	-
Payments for property, plant & equipment and development		**(189,394)**	(133,128)	**(3,966)**	(629)
Payment for purchase of subsidiaries net of cash acquired		**-**	(220,898)	**-**	(4,500)
Loans (to) / from subsidiaries and associates		**-**	-	**21,708**	(61,728)
Payments for purchase of investments		**(3,216)**	(2,000)	**(2,606)**	(2,000)
Dividends received		**-**	-	**120,126**	-
Net cash inflow / (outflow) from investing activities		**(224,751)**	(382,046)	**135,262**	(68,857)
Cash flows from financing activities					
Gross proceeds from issues of shares		**3,741**	3,650	**3,741**	3,650
Proceeds from borrowings		**-**	526,015	**-**	160,692
Transaction costs - borrowings		**-**	(8,461)	**-**	(3,997)
Repayment of borrowings		**(22,141)**	(159,762)	**-**	(22,802)
Dividends paid to company's shareholders		**(38,609)**	-	**(38,609)**	-
Net cash inflow/(outflow) from financing activities		**(57,009)**	361,442	**(34,868)**	137,543
Net increase/(decrease) in cash and cash equivalents		**518,887**	157,584	**62,942**	51,469
Cash and cash equivalents at 1 January		**167,849**	10,265	**54,378**	2,909
Effects of exchange rate changes on cash and cash equivalents		**(15,885)**	-	**(11,449)**	-
Cash and cash equivalents at 31 December	11	**670,851**	167,849	**105,871**	54,378

Note

* Includes payments for Exploration and Evaluation expensed by the Group of $20,822,000 (2005: $10,751,000)

The above cash flow statements should be read in conjunction with the accompanying notes.

1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial reports are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Oxiana Limited as an individual entity and the consolidated entity consisting of Oxiana Limited and its subsidiaries.

In the prior financial year the Group adopted AASB 132 Financial *Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* in accordance with the transitional rules of AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 January 2005, as disclosed in Note 25 and 26.

(a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001.

Where required by accounting standards, comparative figures have been adjusted to conform to changes in presentation in the current year.

Compliance with IFRSs

Australian Accounting Standards are based on AIFRSs. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Oxiana Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

Oxiana Limited ("the Company" or "parent entity") is a company domiciled in Australia. The consolidated financial statements of the Company as at and for the financial year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group" or "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities.

Early adoption of standards

The Group has elected to apply the following pronouncements to the annual report beginning 1 January 2006:

- Interpretation 8 Scope of AASB 2 Share Based Payments (Issued March 2006)
- Interpretation 9 Reassessment of Embedded Derivatives (Issued April 2006)
- Interpretation 10 Interim Financial Reporting and Impairment (Issued September 2006)

This includes applying the pronouncement to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. No adjustments were required for any of the above interpretations.

Historical cost convention

These financial statements have been prepared under the historical cost convention, except for the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) held at fair value through the profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

1. Summary of significant accounting policies (continued)

(b) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the parent entity as at 31 December 2006 and the results of all subsidiaries for the year then ended. Oxiana Limited and its subsidiaries together are referred to in this financial report as the Group or consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group, the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer note 1(h)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies of the Group.

Investments in subsidiaries are carried at their acquisition cost in the individual financial statements of the Company, less any provision for diminution.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the Company's financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Joint ventures
Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual arrangement.

Joint venture operations
Where material, the proportionate interests in the assets, liabilities and expenses of a joint venture operation have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures are set out in Note 32.

1. Summary of significant accounting policies (continued)

Joint venture entities
Where material, the interest in a joint venture is accounted for in the consolidated financial statements using the equity method and is carried at cost in the Company's financial statements. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

An entity's functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of Oxiana Limited is United States Dollars. The Australian Dollar was used as the Company's functional currency for the year ended 31 December 2005. The functional currency of Oxiana Limited has been reassessed and it has been determined that since April 2005 the functional currency of Oxiana Limited has been United States Dollars. The change in functional currency has been disclosed in Note 8. The prior period comparative financial information has been restated in line with the change in functional currency to United States Dollars.

The functional currency of Oxiana Golden Grove Pty Ltd, Oxiana Golden Grove (Holdings) Pty Ltd and Oxiana Golden Grove (Finance) Pty Ltd has been reassessed and has been determined to be United States Dollars from 1 July 2006.

A reporting entity's presentation currency is the currency in which the entity chooses to present its financial reports. Accordingly the presentation currency may differ to the entity's functional currency. The presentation currency of the Company and the consolidated entity is Australian Dollars, because the Australian Dollar remains the predominant currency of the majority of the Company's shareholders.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognised in profit and loss as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for-sale financial assets, are included in the fair value reserve in equity.

1. Summary of significant accounting policies (continued)

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence of an arrangement exists, usually in the form of an executed sales agreement, indicating there has been a transfer of risks and rewards to the customer, no further processing is required by the Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is probable. This is generally when title passes which for the majority of commodity sales represents the bill of lading date when the commodity is delivered for shipment.

Revenue on provisionally priced sales is recognised at the estimated fair value of the total consideration received or receivable.

Revenue is reported net of discounts and pricing adjustments, and refining and distribution costs where applicable. Royalties paid and payable, and premium expense on minimum price put options over gold production are separately reported as expenses.

Specific revenue recognition policies for major business activities are as follows:

(i) Gold, copper and metal in concentrate sales

Contract terms for many of the Group's gold, copper and metal in concentrate sales allow for a price adjustment based on a final assay of the goods by the customer to determine content. Recognition of the sales revenue for these commodities is based on the most recently determined estimate of product specifications with a subsequent adjustment made to revenue upon final determination.

The terms of concentrate sales contracts with third parties contain provisional pricing arrangements whereby the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer. Adjustments to the sales price occur based on movements in quoted market prices up to the date of final settlement. The period between provisional invoicing and final settlement is typically between 60 and 180 days.

1. Summary of significant accounting policies (continued)

These provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. Accordingly, the embedded derivative, which does not qualify for hedge accounting, is recognised at fair value, with subsequent changes in fair value recognised in the income statement each period until final settlement, as an adjustment to revenue. Changes in fair value over the quotational period and up until final settlement are estimated by reference to forward market prices.

(ii) Interest
Revenue is recognised as the interest accrues (using the effective interest method where applicable) to the net carrying amount of the financial asset.

(iii) Other Income

Other income consists of dividends, realised and unrealised foreign exchange gains and other minor items of income.

(iv) Dividends
Dividends are recognised as revenue when the right to receive payment is established.

(f) Income tax

Income tax expense or benefit for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses. Current and deferred tax expense attributable to amounts recognised directly in equity is also recognised directly in equity.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Tax Consolidation
Oxiana Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2004.

1. Summary of significant accounting policies (continued)

The parent entity, Oxiana Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right. In addition to its own current and deferred tax amounts, Oxiana Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Details about the tax funding agreement are disclosed in Note 9.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases (refer Notes 21 and 39). Finance leases are capitalised at the lease inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as interest bearing liabilities. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

1. Summary of significant accounting policies (continued)

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units). Non-financial assets other than goodwill that suffered have been impaired are reviewed for possible reversal of impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables other than concentrate sales receivables are due for settlement within 30 days from the date of recognition. Concentrate sales receivables recognised in accordance with Note 1(e).

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Costs are assigned to individual items of inventory on the basis of weighted average costs. Cost includes direct material, overburden removal, mining, processing, labour, related transportation cost to the point of sale, mine rehabilitation costs incurred in the extraction process and other fixed and variable costs directly related to mining activities.

(m) Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

1. Summary of significant accounting policies (continued)

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of de-recognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

(n) Investments and other financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and in the case of assets classified as held-to-maturity investments, re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading which are acquired principally for the purpose of selling in the short term with the intention of making a profit. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet (Note 12).

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available for sale financial assets
Available for sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

1. Summary of significant accounting policies (continued)

Purchases and sales of investments and other financial assets are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available for sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss and other changes are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on quoted bid prices at the reporting date. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available for sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

(o) Derivatives

Derivatives are initially recognised at fair value of consideration paid on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the nature of the derivative itself. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of the cash flows or recognised assets and liabilities and highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

1. Summary of significant accounting policies (continued)

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within other income or other expense together with the gain or loss relating to the ineffective portion and changes in the fair value of the hedged fixed rate borrowings attributable to the interest rate risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(ii) Cash flow hedges - swaps
The effective portion of changes in the fair value of swaps that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast interest payment that is hedged impacts profit or loss). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Cash flow hedges - options
Once the fair value of option contracts is determined, the value is apportioned between the intrinsic value and time value. For option contracts which are designated and qualify as effective hedges, the gain or loss arising from the change in intrinsic fair value is recognised in equity in the hedging reserve. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item will effect profit or loss (e.g. when the forecast sale that is hedged will take place). Any gain or loss arising from the change in time value of option contracts is recognised immediately in the income statement.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iv) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or expenses.

(v) Embedded derivatives

Where an embedded derivative is identified and the derivative's risks and characteristics are not considered to be closely related to the underlying host contract, the fair value of the derivative is recognised on the balance sheet.

1. Summary of significant accounting policies (continued)

Changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss. The Group's sales of metal in concentrate generally contain an embedded derivative that is required to be separated from the host contract. These are discussed in Note 1(e) above.

(p) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available for sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using recognised valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Option contracts are fair valued using an option pricing model and prevailing market quoted economic variables existing at the balance date. Interest rate swaps are fair valued by determining the theoretical gain or loss had the swap contracts been terminated on market at the balance date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(q) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment losses recognised. Historical cost includes expenditure that is directly attributable to the acquisition of the items and costs incurred in bringing the asset into use. Cost also includes transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets other than mining property and development and mine rehabilitation are depreciated using the straight line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings and other infrastructure assets	10-13 years
- Plant and Equipment	3-5 years
- Leasehold Improvements	5 years

Mining property and development assets include costs transferred from exploration and evaluation assets once technical feasibility and commercial viability of an area of interest are demonstrable and subsequent costs to develop the mine to the production phase.

The depreciation of mining assets (being mining property and development, mining plant and equipment, and mine rehabilitation) commences when the mine starts commercial production. Depreciation of mining property and development assets and mine rehabilitation assets are calculated on the basis of units of mine production. Depreciation is based on assessments of proven and probable reserves and a proportion of resources available to be mined by the current production equipment to the extent that such resources are considered to be economically recoverable.

1. Summary of significant accounting policies (continued)

Gains and losses on disposals are determined by comparing proceeds with asset carrying amounts. These are included in the income statement.

Assets that have a finite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds its recoverable amount. The asset's recoverable amount is the higher of the asset's fair value less cost to sell and its value in use. For the purpose of assessing impairment, assets are grouped together at the lowest level for which there are separately identifiable cash inflows. These groups are referred to as cash generating units.

The asset's value in use is the net amount expected to be recovered through the cash flows arising from its continued use and subsequent disposal, or arising on the sale of an asset held for resale. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Any impairment in the carrying amount is recognised as an expense in the income statement in the reporting period in which the recoverable amount write down occurs. Where this assessment indicates a loss in value of the assets of an operation, an appropriate write down is made. No assets are carried in excess of their recoverable amount. The recoverable amount of the Group's operations is subject to cyclical variation because of changes in internationally determined metal prices and exchange rates.

(r) Exploration and evaluation expenditure

Exploration and evaluation costs, including costs of acquiring licences, are capitalised as exploration and evaluation assets on an area of interest basis. Costs incurred before the Group has obtained the legal right to explore an area are recognised in the income statement.

Exploration and evaluation assets are classified as tangible (as part of property plant and equipment) or intangible according to the nature of the assets. As the assets are not yet ready for use they are not depreciated.

Exploration and evaluation assets are only recognised if the rights of the area of interest are current and either:

(i) the expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively by its sale; or

(ii) activities in the area of interest have not at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount (see impairment accounting policy note (1(i)). For the purposes of the impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. The cash generating units shall not be larger than the area of interest.

Once the technical feasibility and commercial viability of the extraction of mineral reserves in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

1. Summary of significant accounting policies (continued)

(s) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are non interest bearing, unsecured and are usually paid within 30 days of recognition.

(t) Borrowings

Borrowings, including the liability component of the Group's convertible bond, are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings;
- unwinding of discounts related to the mine rehabilitation provision;
- amortisation of discounts or premiums relating to borrowings
- accretion of the conversion option in the convertible note; and
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(v) Provisions

Provisions for legal claims and other liabilities are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are made for the estimated cost of rehabilitation decommissioning and restoration relating to areas disturbed during the mine's operations up to reporting date but not yet rehabilitated. Provision has been made in full for all the disturbed areas at the reporting date based on current estimates of costs to rehabilitate such areas, discounted to their present value based on expected future cashflows. The estimated cost of rehabilitation includes the current cost of recontouring, topsoiling and revegetation to meet legislative requirements. Changes in estimates are dealt with on a prospective basis as they arise.

1. Summary of significant accounting policies (continued)

Significant uncertainty exists as to the amount of rehabilitation obligations which will be incurred due to the impact of changes in environmental legislation, and many other factors, including future developments, changes in technology, price increases and changes in interest rates. The amount of the provision relating to rehabilitation of mine infrastructure and dismantling obligations is recognised at the commencement of the mining project and/or construction of the assets where a legal or constructive obligation exists at that time. The provision is recognised as a non-current liability with a corresponding asset included in mining property and development assets. The capitalised cost of this asset is amortised over the life of the mine. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amounts of the costs to be incurred. Changes in the liability relating to rehabilitation of mine infrastructure and dismantling obligations are added to or deducted from the related asset, other than the unwinding of the discount which is recognised as a finance cost in the income statement.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances.

(w) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in provisions in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid, inclusive of on costs, when the liabilities are settled. The expense for non-accumulating sick leave is recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations
Contributions are made by the Group to individual defined contribution superannuation plans of each director and employee and are charged as an expense in the income statement when incurred.

(iv) Share-based payments
Share-based compensation benefits are provided to directors and certain employees via the Executive Share Option Plan, Performance Rights Plan and Oxiana Employee Share Plan. Information relating to these schemes is set out in note 24.

Share options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Share options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under Oxiana's Executive Share Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using an option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

1. Summary of significant accounting policies (continued)

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the Performance Rights Plan and Oxiana Employee Share Plan is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(x) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(y) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(z) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(aa) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher amount determined in accordance with AASB137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the theoretical cash flows arising if each subsidiary were to source each guarantee on market as an arms length transaction.

Where guarantees in relation to loans of subsidiaries or associates are provided for no consideration, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

1. Summary of significant accounting policies (continued)

Change in accounting policy

The policy of recognising financial guarantee contracts as financial liabilities was adopted for the first time in the current year. In previous reporting periods, a liability for financial guarantee contracts would only have been recognised if it was probable that the debtor would default and a payment would be required under the contract. The change in policy was necessary following the change to AASB 139 Financial Instruments: Recognition and Measurement made by AASB 2005 – Amendments to Australian Accounting Standards in September 2005. Details of the impact of the new policy are shown in Note 22.

There was no impact on the consolidated financial statements of the Group or the earnings per share disclosed in Note 35.

(ab) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST, unless the GST incurred is not recoverable from the Australian Tax Office. In this case it is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the Australian Taxation Office are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the Australian Taxation Office. The net of GST payable and receivable is remitted to the appropriate tax body in accordance with legislative requirements.

(ac) Rounding of amounts

The Company is of a kind referred to in Class Order 98/100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

(ad) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2006 reporting periods and have not been applied in preparing the Group's consolidated financial statements. The Group's assessment of the impact of these new standards and interpretations is set out below.

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require extensive additional disclosures with respect to the Group's financial instruments and share capital.
- Interpretation 8 Scope of AASB 2 *Share-based Payment* addresses the accounting for share based payment transactions in which some or all of goods or services received cannot be specifically identified. Interpretation 8 will become mandatory for the Group's 2007 financial report, with retrospective application required. The Group has not yet determined the potential effect of the interpretation.
- *Interpretation 9 Reassessment of Embedded Derivatives* requires that a reassessment of whether an embedded derivative should be separated from the underlying host contract should be made only where there are changes to the contract. Interpretation 9, which becomes mandatory for the Group's 2007 financial report, is not expected to have any impact on the consolidated financial report.

1. Summary of significant accounting policies (continued)

- Interpretation 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a pervious interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group's 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (i.e. 1 January 2004 and 1 January 2005, respectively). Interpretation 10 is not expected to have a material impact on the consolidated financial report.
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.
- Interpretation 11 AASB 2 *Share Based Payments- Group and Treasury Share Transactions* addresses the classification of a share-based payment transaction (as equity or cash settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. Interpretation 11 will become mandatory for the Group's 2008 financial report. The potential effect of the Interpretation on the Company's financial report has not yet been determined.

Other new standards published but not mandatory for annual reporting periods ended 31 December 2006 are not expected to have an impact on the financial statements of the consolidated entity and company.

2. Financial Risk Management

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and commodity price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as commodity put option contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by a centralised treasury department (Group Treasury) in accordance with policies approved by the Board of Directors. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group's operating units. Board approved policies cover each of the specific risk management areas.

(a) Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group has a material exposure to foreign exchange risk arising from an exposure to the AUD/USD exchange rate.

The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

2. Financial Risk Management (continued)

(ii) Commodity Price risk
The Group is exposed to commodity price risk. This arises from sale of metal products such as Copper, Zinc, Lead, Gold and Silver which are priced on, or benchmarked to, open market exchanges.

Typically, the Group does not make use of derivative financial instruments to hedge commodity price risk, however, a group entity (Lane Xang Minerals Limited) is required to hedge 35% of its forecast gold price exposure out to June 2009 in accordance with the conditions of its debt funding facility. LXML has purchased gold put options with a minimum strike price of US $370/oz to satisfy this requirement. The purchase of gold put options has the economic effect of providing a minimum price for a proportion of the Group's gold sales by giving the Group the right (but not the obligation) to sell an agreed amount of Gold at a fixed price on a future date. If exercised, these put options are cash settled in USD. The fair value of put options is derived using an option pricing model and prevailing market conditions existing at the balance date.

The Group accounts for its put options as cash flow hedges. The fair value of the put options at 31 December 2006 is discussed in Note 37.

(iii) Fair value interest rate risk
Refer to (d) below.

(b) Credit risk

The Group has no significant concentrations of credit risk. The Group is exposed to counterparty credit risk through sales of metal products on normal terms of trade and through investment of surplus cash. The Group has a policy in place to ensure that sales of products are made to customers with appropriate credit worthiness and limits the amount of credit exposure to any one customer. The Group also has a policy in place to ensure that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counterparty.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient assets to meet liabilities as they fall due. Group Treasury ensures that the Group can meet its financial obligations as they fall due by maintaining sufficient reserves of cash and marketable securities to meet forecast cash outlays. Short term cash flows are re-estimated for the Group on a weekly basis, with long-term cash flows re-estimated on a monthly basis.

(d) Cash flow and fair value interest rate risk

The Group is exposed to interest rate risk arising from its long term interest rate borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's interest rate hedging policy does not require a fixed and pre-determined proportion of its interest rate exposure to be hedged. Any decision to hedge interest rate risk will be assessed at the inception of each floating rate debt facility in light of the overall Group exposure, the prevailing interest rate market and any funding counterparty requirements.

The Group currently manages a proportion of its cash flow interest rate risk through the use of floating to fixed interest rate swaps which have the economic effects of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the group agrees with hedge counterparties to exchange at specified intervals (semi annually), the difference between fixed contract rates and floating rate interest amounts calculated with reference to the agreed notional principal amount.

The Group entity LXML was required to hedge 75% of its floating rate debt exposure in accordance with the conditions of its debt funding facility at the inception of that debt facility.

The Group accounts for its interest rate swaps as cash flow hedges. The fair value of the interest rate swaps at 31 December 2006 is disclosed in Note 37.

3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting judgements

(i) Functional currency

An entity's functional currency is the currency of the primary economic environment in which the entity operates. The Group's accounting policy is set out in Note 1(d). Determination of an entity's functional currency requires management to consider a number of factors including the currency that mainly influences sales prices, costs of production, and competitive forces and regulations which impact sales prices. In addition consideration must be given to the currency in which financing and operating activities are undertaken.

(b) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Impairment of assets

The recoverable amount of each 'cash generating unit' is determined as the higher of the asset's fair value less costs to sell and its value in use in accordance with accounting policy 1(i). These calculations require the use of estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance.

(ii) Mine rehabilitation provision

The Group assesses its mine rehabilitation provision in accordance with the accounting policy note stated in Note 1(v). Significant judgement is required in determining the provision for mine rehabilitation as there are many transactions and other factors that will affect the ultimate costs required to rehabilitate the mine sites. Factors that will affect this liability includes future development, changes in technology, price increases and changes in interest rates.

When these factors change in the future, such differences will impact the mine rehabilitation provision in the period in which they change or become known.

(iii) Fair valuations of derivative financial instruments

The consolidated entity assesses the fair value of its gold put options and interest rate swaps half-yearly in accordance with the accounting policy note stated in Note 1(o). Fair values have been determined based on well established option pricing models and market conditions existing at the balance date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have a significant impact on the fair valuation attributed to the Company's gold put options and interest rate swaps.

When these assumptions change in the future, such differences will impact asset carrying values and the hedging reserve and / or income statement in the period in which they change or become known.

3. Critical accounting estimates and judgements (continued)

(iv) Units of production method of depreciation
The consolidated entity applies the units of production method for depreciation of its mine assets. These calculations require the use of estimates and assumptions. Significant judgement is required in assessing the available reserves and proportion of resources and the production capacity of the plants to be depreciated under this method. Factors that must be considered in determining reserves and resources and production capacity are the Company's history of converting resources to reserves and the relevant time frames, the complexity of metallurgy, markets and future developments.

When these factors change or become known in the future, such differences will impact pre-tax profit and asset carrying values.

(v) Income taxes
The Group is subject to income taxes of Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for potential tax issues based on estimates of amounts that were initially recorded. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provision in the period in which the determination is made.

(vi) Share-based payments
The Group is required to use assumptions in respect of the fair value models, and the variable elements in these models, used in determining the share based payments in respect of employees in accordance with the requirements of AASB 2 *Share-based Payments*. These share-based payments are outlined in note 1(w) Employee benefits.

(vii) Ore reserve estimates

The estimated quantities of economically recoverable reserves are based upon interpretations of geological and geophysical models and require assumptions to be made requiring factors such as estimates of future operating performance, future capital requirements, of short and long term commodity prices, and short and long term exchange rates. Changes in reported reserves estimates can impact the carrying value of property plant and equipment, provisions for rehabilitation obligations, the recognition of deferred tax assets, as well as the amount of depreciation and amortisation charged to the income statement.

4: Segment Information

(a) Primary reporting – business segments

The consolidated entity is organised into the following business segments:

- Sepon Gold operations- exploration, development and mining of gold;
- Sepon Copper operations - exploration, development and mining of copper;
- Oxiana Golden Grove operations – exploration, development and mining of zinc, copper and other concentrates;
- Oxiana Prominent Hill – exploration, and development and construction of a copper and gold mine; and
- Other - including revenues and expenses associated with general corporate office activities, none of which is a separately reportable segment.

4: Segment Information

Primary Reporting			**Business Segments**				
2006	**Sepon Gold $'000**	**Sepon Copper $'000**	**Oxiana Golden Grove $'000**	**Oxiana Prominent Hill $'000**	**Other $'000**	**Elimination $'000**	**Consolidated $'000**
External revenue	145,894	560,994	568,321	-	-	-	1,275,209
Inter segment sales	-	-	-	-	-	-	-
Total segment revenue	**145,894**	**560,994**	**568,321**	**-**	**-**	**-**	**1,275,209**
Cost of goods sold (excluding depreciation & amortisation)	(83,549)	(100,135)	(153,532)	-	-	-	(337,215)
Depreciation and amortisation	(37,746)	(26,977)	(37,773)	(130)	(2,735)	-	(105,361)
Other income and expense	(15,917)	(24,815)	(42,099)	(4,505)	(14,398)	(8,901)	(110,635)
Segment result	**8,682**	**409,067**	**334,917**	**(4,635)**	**(17,133)**	**(8,901)**	**721,997**
Share of net loss of associates and joint ventures accounted for using the equity method	-	-	-	-	(182)	-	(182)
Profit before net financing costs and income tax	**8,682**	**409,067**	**334,917**	**(4,635)**	**(17,315)**	**(8,901)**	**721,815**
Net financing costs							(26,470)
Profit from continuing operations before income tax							**695,345**
Income tax expense							(145,327)
Profit from continuing operations							**550,018**
Profit from discontinued operations							3,148
Net profit after tax							553,166
Segment assets	233,673	582,743	543,906	227,996	138,900	-	1,727,218
Investment in equity accounted investee	-	-	-	-	6,591	-	6,591
Intersegment assets	-	-	319,414	9,244	880,106	(1,208,764)	-
Unallocated assets	-	-	-	-	-	-	5,576
Total assets							**1,739,385**
Segment liabilities	65,480	56,806	58,437	29,871	145,737	-	356,331
Intersegment liabilities	122,185	226,915	520,805	98,533	42,013	(1,010,451)	-
Unallocated liabilities	-	-	-	-	-	-	378,474
Total liabilities							**734,805**
Acquisition of property plant and equipment, and other non-current segment assets	24,665	45,806	38,842	123,383	5,470	-	238,165

Note 4: Segment Information (continued)

Primary Reporting

2005 Restated	Sepon Gold $'000	Sepon Copper $'000	Oxiana Golden Grove $'000	Oxiana Prominent Hill $'000	Other $'000	Elimination $'000	Consolidated $'000
	Business Segments						
Sales to external customers	116,528	152,688	119,953	-	-	-	389,169
Inter segment sales	-	-	-	-	-	-	-
Total sales revenue	**116,528**	**152,688**	**119,953**	-	-	-	**389,169**
Cost of goods sold (excluding depreciation & amortisation)	(61,587)	(55,434)	(64,484)	-	-	-	(181,505)
Depreciation and amortisation	(19,180)	(16,554)	(16,078)	(20)	(226)	-	(52,058)
Other income and expense	(7,243)	(9,776)	(7,116)	(6)	(171)	(15,205)	(39,517)
Segment result	**28,518**	**70,924**	**32,275**	**(26)**	**(397)**	**(15,205)**	**116,089**
Share of net loss of associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	-
Profit before net financing costs and income tax	**28,518**	**70,924**	**32,275**	**(26)**	**(397)**	**(15,204)**	**116,089**
Net financing costs							(34,540)
Profit from continuing operations before income tax							**81,549**
Income tax expense							(11,239)
Profit from continuing operations							**70,310**
Profit from discontinued operations							855
Net profit after tax							**71,165**
Segment assets	237,659	444,497	361,132	33,234	52,877	-	1,129,399
Intersegment assets	-	-	180,440	38,054	614,437	(832,931)	-
Unallocated assets	-	-	-	-	-	-	43,939
Total assets							**1,173,338**
Segment liabilities	19,388	45,516	73,453	1,208	95,123	-	234,688
Intersegment liabilities	98,530	182,985	278,069	26,898	36,742	(623,224)	-
Unallocated liabilities	-	-	-	-	-	-	408,191
Total liabilities							**642,879**
Acquisition of property plant and equipment and other non-current segment assets	11,626	44,111	295,559	115,735	31,173	-	498,205

Note 4: Segment Information (continued)

(b) Secondary reporting – geographical segments

The consolidated entity operates in Australia, Europe, Philippines and Laos. The following table presents certain information regarding the geographical segments.

Secondary Reporting Geographical Segments	Segment Revenues from sales to external customers		Segment Assets		Acquisitions of Non-Current Assets	
	2006	2005 Restated	**2006**	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Australia	**568,321**	119,953	**914,237**	442,689	**167,694**	442,468
Europe	**-**	-	**3,156**	2,598	**-**	-
Philippines (discontinued)	**-**	-	**-**	1,956	**-**	-
Laos	**706,888**	269,216	**816,416**	682,156	**70,471**	55,737
Unallocated	**-**	-	**5,576**	43,939	**-**	-
Total	**1,275,209**	389,169	**1,739,385**	1,173,338	**238,165**	498,205

(c) Notes to and forming part of the segment information

(i) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1 and Accounting Standard AASB 114 *Segment Reporting*. Comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of cash, receivables, inventory, and property, plant and equipment, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee entitlements, and mine rehabilitation provisions. Segment assets and liabilities do not include income taxes, or interest bearing liabilities.

(ii) Inter-Segment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's length" basis and are eliminated on consolidation.

Note 5: Revenue

	Note	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
From continuing operations					
Sales revenue		**1,431,250**	432,559	-	-
Discounts and pricing adjustments		**53,405**	10,908	-	-
Refining and distribution costs		**(209,446)**	(54,298)	-	-
		1,275,209	389,169	-	-
Other income					
Dividends		-	-	**310,592**	-
Realised foreign exchange gains/(losses)	6	**(7,165)**	1,513	**(10,709)**	2,040
Unrealised foreign exchange gains/(losses)	6	**19,560**	(2,700)	**48,999**	(18,333)
Other income		-	1,004	-	43
		12,395	(183)	**348,882**	(16,250)
Interest revenue					
External interest revenue		**19,308**	1,702	**5,350**	1,692
Interest revenue from controlled entities		-	-	**10,733**	12,418
		19,308	1,702	**16,083**	14,110
Total revenue and other income		**1,306,912**	390,688	**364,965**	(2,140)

Note 6: Expenses

Profit/(Loss) before income tax includes the following specific expenses:

	Note	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Finance costs					
Interest costs		**39,762**	28,077	**7,131**	5,766
Accretion of interest on convertible note		**3,369**	2,404	**3,369**	2,404
Finance lease charges		**301**	284	-	-
Finance costs written off		-	3,010	-	-
Unwinding of discount on mine rehabilitation provision	23	**2,014**	1,010	-	-
Other borrowing costs		**332**	1,457	**332**	543
Total finance costs		**45,778**	36,242	**10,832**	8,713
Depreciation and amortisation					
Plant and equipment	19	**52,900**	32,745	**893**	173
Leasehold improvements	19	**184**	53	**183**	53
Buildings and other infrastructure assets	19	**9,036**	3,162	-	-
Mining property & development assets	19	**41,101**	14,706	-	88
Mine rehabilitation assets	19	**2,140**	1,392	-	-
Total depreciation and amortisation		**105,361**	52,058	**1,076**	314
Foreign exchange gains/(losses)					
Unrealised foreign exchange gains/(losses)		**19,560**	(2,700)	**48,999**	(18,333)
Realised foreign exchange gains/(losses)		**(7,165)**	1,513	**(10,709)**	2,040
Total foreign exchange gains/(losses)		**12,395**	(1,187)	**38,290**	(16,293)
Premium expense on gold put options		**(2,639)**	(774)	-	-

Note 6: Expenses (continued)	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Net gain/(loss) on disposal of non-current assets				
Investments in controlled entities	**6,773**	-	**8,056**	-
Property, plant and equipment	**(1,901)**	1,015	**-**	5
Total net gain/(loss) on disposal of non-current assets	**4,872**	1,015	**8,056**	5
Rental expense relating to operating leases				
Minimum lease payments	**971**	284	**-**	4
Total rental expense relating to operating leases	**971**	284	**-**	4
Share-based compensation expenses				
Performance rights	**4,186**	749	**4,186**	749
Executive share options	**5,561**	189	**5,561**	189
Total share-based compensation expenses	**9,747**	938	**9,747**	938
Defined contribution superannuation expense	**4,242**	1,234	**945**	367

Note 7: Profit on disposal of controlled entities

	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Oxiana Energy Pty Ltd	**6,773**	-	**9,000**	-
Oxiana Philippines Inc	**-***	-	**(944)**	-
Profit on sale of controlled entities	**6,773**	-	**8,056**	-
Oxiana Energy Pty Ltd				
Consideration (shares)	**9,000**	-	**9,000**	-
Less carrying amount of controlled entity	**-**	-	**-**	-
	9,000	-	**9,000**	-
Less income tax	**-**		**-**	
Less interest retained through investment in Toro Energy Limited	**(2,227)**	-	**-**	-
Net profit on disposal of controlled entity	**6,773**	-	**9,000**	-
Oxiana Philippines Inc				
Consideration (shares)	**5,000**	-	**5,000**	-
Less carrying amount of controlled entity	**(1,826)**	-	**(5,944)**	-
	3,174	-	**(944)**	-
Less income tax	**-**	-	**-**	-
Net profit/(loss) on disposal of controlled entity	**3,174**	-	**(944)**	-

* The profit on sale of Oxiana Philippines Inc is disclosed separately as a discontinued operation.

Note 7: Profit on disposal of controlled entities (continued)

Oxiana Energy Pty Ltd

During the year the consolidated entity disposed of its interest in a wholly owned controlled entity Oxiana Energy Pty Ltd which holds the right to explore for, mine and process uranium on certain mining tenements held by the consolidated entity, in exchange for 36,000,000 shares in Toro Energy Limited. The consolidated entity retains the right to explore for, mine and process non-uranium minerals on the above mentioned mining tenements. This investment gives the consolidated entity a 24.74% interest in Toro Energy Limited, which became an associated entity.

Oxiana Philippines Inc.

In June 2006 the Oxiana Group disposed of a controlled entity Oxiana Philippines Inc. in exchange for 10,000,000 ordinary shares in Royalco Resources Limited, an entity listed on the Australian Stock Exchange. Oxiana Philippines Inc. constituted a separate geographical segment of the Oxiana Group's operations. The sale of this geographical segment of the consolidated entity's operations has been reported in this financial report as a discontinued operation.

Note 8. Correction of error in the previous financial period

In 2005 the functional currency of Oxiana Limited was incorrectly determined as being Australian Dollars. The functional currency of Oxiana Limited has been reassessed and it has been determined that since April 2005 the functional currency of Oxiana Limited has been United States Dollars. In April 2005 there was a convergence of factors which produced a change in functional currency, including the increase in United States Dollar revenue streams sourced from the expanded Sepon operation, and the issue of United States Dollar denominated funding.

In accordance with AASB 121 *The Effects of Changes in Foreign Exchange Rates*, the change in functional currency has been applied prospectively from the date of the change, being April 2005. As a result, there is no impact on balances at 1 January 2005, the beginning of the prior financial period.

For the financial year ended 31 December 2005 the impact on the consolidated entity was to overstate profit after tax by $9,137,000. In the consolidated balance sheet at 31 December 2005, the impact on non current assets was to understate property, plant & equipment by $25,000 and overstate the deferred tax asset by $8,000. In Equity at 31 December 2005 the impact was to overstate contributed equity by $422,000, understate reserves by $8,616,000 and understate retained losses by $8,177,000. The affected consolidated financial statement line items for the prior period have been restated, as described above. The impact is shown in detail below.

Basic and diluted earnings per share have also been restated. For basic earnings per share the impact of the error has been to reduce earnings per share by 0.70 cents per share for profit from continuing operations and by 0.70 cents on profit attributable to the ordinary equity holders of the company. For diluted earnings per share the impact of the error has been to reduce earnings per share by 0.64 cents per share for profit from continuing operations and by 0.64 cents on profit attributable to the ordinary equity holders of the company.

Note 8. Correction of error in the previous financial period (continued)

	Consolidated 31 December 2005		
	Restated	Variance	Previously Reported*
Income statement	**$'000**	$'000	$'000
Revenue from continuing operations	389,169	(5,707)	394,876
Other income	(183)	(2,656)	2,473
Changes in inventories of finished goods and WIP	58,189	703	57,486
Cost of production	(187,168)	12,274	(199,442)
Employee benefits expense	(52,053)	-	(52,053)
Depreciation and amortisation expense	(52,058)	-	(52,058)
Royalties	(15,445)	-	(15,445)
Exploration expenditure expensed	(10,751)	4	(10,755)
Other expenses	(13,611)	(13,708)	97
Profit before net financing costs and income tax	116,089	(9,060)	125,179
Interest revenue	1,702	6	1,696
Finance costs	(36,242)	(17)	(36,225)
Profit before income tax	81,549	(9,101)	90,650
Income tax (expense) / benefit	(11,239)	(36)	(11,203)
Profit from continuing operations	70,310	(9,137)	79,447
Profit / (loss) from discontinued operations	855	-	855
Net profit attributable to members of Oxiana Limited	71,165	(9,137)	80,302
Balance Sheet			
Non-current assets			
Property, plant & equipment	853,810	25	853,785
Deferred tax asset	30,388	(8)	30,396
Equity			
Contributed equity	587,375	(422)	587,797
Reserves	13,248	8,616	4,632
Accumulated profits / (losses)	(70,164)	(8,177)	(61,987)
Total Equity	530,459	17	530,442

* Amounts disclosed have been reclassified to conform with current period disclosure where applicable

Note 8. Correction of error in the previous financial period (continued)

The affected financial statement line items for the parent entity, Oxiana Limited for the prior period have been restated, as described above. The impact is shown in detail below.

	Oxiana Limited 31 December 2005		
	Restated	Variance	Previously Reported*
Income statement	**$'000**	$'000	$'000
Revenue from continuing operations	-	-	-
Other income	(3,832)	(17,273)	13,441
Employee benefits expense	(6,036)	-	(6,036)
Depreciation and amortisation expense	(314)	(89)	(225)
Exploration expenditure expensed	(4,899)	92	(4,991)
Other expenses	(1,315)	4436	(5,751)
Profit before net financing costs and income tax	(16,396)	(12,834)	(3,562)
Interest revenue	1,692	5	1,687
Finance costs	(8,713)	(18)	(8,695)
Profit before income tax	(23,417)	(12,847)	(10,570)
Income tax (expense) / benefit	10,068	(35)	10,103
Profit from continuing operations	(13,349)	(12,882)	(467)
Profit / (loss) from discontinued operations	-	-	-
Net loss attributable to members of Oxiana Limited	(13,349)	(12,882)	(467)
Balance Sheet			
Non-current assets			
Other financial assets	204,882	7,783	197,099
Property, plant & equipment	1,591	26	1,565
Deferred tax asset	31,299	(11)	31,310
Equity			
Contributed equity	587,375	(422)	587,797
Reserves	22,041	20,170	1,871
Accumulated profits / (losses)	(51,853)	(11,921)	(39,932)
Total Equity	557,563	7,827	549,736

* Amounts disclosed have been reclassified to conform with current period disclosure where applicable

Note 9: Income Tax	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
(a) Numerical reconciliation of income tax expense to prima facie tax payable				
Accounting profit/(loss) from continuing operations before income tax expense	**695,345**	81,549	**333,174**	(23,417)
Income tax expense (benefit) at the statutory rate of 30% (2005 – 30%)	**208,604**	24,465	**99,952**	(7,025)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Expenditure not allowed for tax	**2,469**	281	**1,325**	441
Share-based payments	**1,281**	194	**1,069**	194
Sale of investments not assessable	**(2,042)**	-	**(2,417)**	-
Exempt dividend	**-**	-	**(93,178)**	-
Foreign exchange gains and losses	**(10,641)**	3,023	**(12,245)**	3,889
Sundry items	**(687)**	190	**(62)**	1,090
Difference in overseas tax rates	**(51,975)**	(9,864)	**-**	-
Change in overseas tax rates	**(1,403)**	1,607	**-**	-
Prior year tax losses not previously recognised, now recognised	**(2,782)**	(8,657)	**(2,782)**	(8,657)
Under provision from prior year	**2,503**	-	**2,503**	-
Income tax expense/(benefit)	**145,327**	11,239	**(5,835)**	(10,068)
Income tax expense/(benefit) comprises:				
Current tax	**92,586**	10,562	**27,528**	-
Deferred tax	**50,238**	677	**(35,866)**	(10,068)
Under provision from prior year	**2,503**	-	**2,503**	-
	145,327	11,239	**(5,835)**	(10,068)
Deferred income tax expense/(benefit) included in income tax expense comprises:				
(Increase)/decrease in deferred tax asset	**38,493**	(41,787)	**(37,419)**	(5,448)
(Decrease)/increase in deferred tax liability	**11,745**	42,464	**1,553**	(4,620)
	50,238	677	**(35,866)**	(10,068)
Amounts of deferred tax expense arising and directly debited or credited to equity:	**2,538**	1,677	**557**	3,718
Unrecognised deferred tax assets				
Deferred tax assets have not been recognized in respect of the following items:				
Deductible temporary differences	**534**	542	**534**	542

Temporary deferred tax assets associated with investments in subsidiaries.

Note 9: Income Tax (continued)	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
(b)Non-current assets – deferred tax assets				
The balance comprises temporary differences attributable to:				
Amounts recognised in profit and loss:				
Employee benefits	**2,061**	1,766	**1,080**	228
Capital raising costs	**(1,667)**	1,121	**(2,264)**	959
Debt instruments	**(2,100)**	2,589	**-**	-
Depreciation & amortisation	**4,689**	6,623	**213**	-
Other provisions	**4,892**	4,574	**-**	-
Other	**1,332**	1,827	**4**	546
Tax losses	**2,098**	31,298	**2,098**	31,298
	11,305	49,798	**1,131**	33,031
Amounts recognised directly in equity				
Capital raising costs	**3,599**	3,599	**3,599**	3,599
Hedging reserve	**-**	2,058	**-**	-
Other	**-**	(20)	**-**	-
	3,599	5,637	**3,599**	3,599
	14,904	55,435	**4,730**	36,630
Set-off of deferred tax liabilities	**(9,328)**	(25,047)	**(4,730)**	(5,331)
Net deferred tax assets	**5,576**	30,388	**-**	31,299
Movements:				
Opening balance at 1 January	**55,435**	1,909	**36,630**	1,909
Charged to the income statement	**(38,493)**	41,787	**37,419**	5,448
Charged to equity	**(2,038)**	5,636	**-**	3,599
Charged on acquisition of subsidiary	**-**	6,103	**-**	
Transfer of deferred tax balances to/(from) head entity of the tax consolidated group	**-**	-	**(69,319)**	25,674
Closing balance at 31 December	**14,904**	55,435	**4,730**	36,630

Note 9: Income Tax (continued)	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
(c)Non-current liabilities - deferred tax liabilities				
The balance comprises temporary differences attributable to:				
Amounts recognised in profit and loss:				
Accruals	**195**	786	**-**	-
Debt instruments	**255**	(2,265)	**(409)**	(2,265)
Depreciation & amortisation	**63,839**	49,099	**-**	239
Unrealised foreign exchange	**(1,098)**	3,855	**-**	40
Other	**1,132**	1,103	**(24)**	-
	64,323	52,578	**(433)**	(1,986)
Amounts recognised directly in equity				
Convertible note option	**7,122**	7,122	**7,122**	7,122
Other	**695**	195	**752**	195
	7,817	7,317	**7,874**	7,317
	72,140	59,895	**7,441**	5,331
Set-off of deferred tax assets	**(9,328)**	(25,047)	**(4,730)**	(5,331)
Net deferred tax liabilities	**62,812**	34,848	**2,711**	-
Movements:				
Opening balance at 1 January	**59,895**	5,105	**5,331**	2,633
(Credited) / charged to the income statement	**11,745**	42,464	**1,553**	(4,619)
Charged to equity	**500**	7,317	**557**	7,317
Charged on acquisition of subsidiary	**-**	5,009	**-**	-
Closing balance at 31 December	**72,140**	59,895	**7,441**	5,331

Tax Consolidation

Oxiana Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation from 1 July 2004.

Entities within the tax consolidated group entered into a tax sharing and contribution agreement with the head entity. The tax sharing agreement limits joint and several liability of the wholly owned entities in the case of a default by the head entity. As at balance date, the likelihood of default is seen as remote. The contribution agreement provides for the wholly-owned entities to fully compensate Oxiana Limited for any current tax payable assumed and for Oxiana Limited to compensate the wholly-owned subsidiaries for any current tax receivable and any deferred tax asset relating to unused tax losses or tax credits that are transferred to Oxiana Limited under the tax consolidation legislation.

Note 10: Discontinued operations

In June 2006 the Oxiana Group disposed of a controlled entity Oxiana Philippines Inc. in exchange for 10,000,000 ordinary shares in Royalco Resources Limited, an entity listed on the Australian Stock Exchange. Oxiana Philippines Inc. constituted a separate geographical segment of the Oxiana Group's operations. The sale of this geographical segment of the consolidated entity's operations has been reported in this financial report as a discontinued operation.

	Consolidated		Oxiana Limited	
	2006	2005 Restated	2006	2005 Restated
(a) Financial Performance	$'000	$'000	$'000	$'000
Revenue	-	884	-	-
Expenses	(26)	(29)	-	-
(Loss)/profit before income tax	(26)	855	-	-
Income tax expense	-	-	-	-
(Loss)/profit after income tax of discontinued operation	(26)	855	-	-
Gain on sale of discontinued operation	3,174	-	-	-
Income tax expense	-	-	-	-
Gain on sale of discontinued operation after tax	3,174	-	-	-
Profit from discontinued operations	3,148	855	-	-
(b) Cash flow information				
Net cash flow from operating activities	(26)	(29)	-	-
(c) Carrying amount of assets and liabilities				
Cash	69	70	-	-
Receivables	24	51	-	-
Property, plant & equipment	4	4	-	-
Capitalised exploration	1,736	1,831	-	-
Total assets	1,833	1,956	-	-
Trade creditors	(7)	(104)	-	-
	1,826	1,852	-	-
(d) Details of the sale				
Consideration received	5,000	-	-	-
Carrying amount of net assets sold	(1,826)	-	-	-
Profit on sale before income tax	3,174	-	-	-
Income tax expense	-	-	-	-
Profit on sale of discontinued operation after tax	3,174	-	-	-

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Note 11: Cash and Cash Equivalents				
Cash at bank and on hand (i)	**94,514**	147,335	**17,308**	33,864
Deposits at call (ii)	**576,337**	20,514	**88,563**	20,514
	670,851	167,849	**105,871**	54,378

(i) interest rates between 3.97% - 5.25% (2005 3.70% - 4.50%).
(ii) floating interest rates between 5.25% - 6.45% (2005 3.79% - 4.37%). Average maturity of 60 days.

Note 12: Receivables

Current				
Trade receivables	**31,773**	22,237	**-**	-
Other debtors	**1,536**	2,950	**913**	3,480
Loans to controlled entities	**-**	-	**474,699**	95,811
	33,309	25,187	**475,612**	99,291
Non-current				
Loans to controlled entities	**-**	-	**171,666**	289,458

Note 13: Inventories

Current				
At cost				
Raw materials and stores	**45,953**	47,888	**-**	-
Work in progress	**6,103**	4,219	**-**	-
Finished goods	**19,337**	21,678	**-**	-
	71,393	73,785	**-**	-

Note 14 Assets held for sale

Current				
Exploration assets in Philippines	**-**	1,831	**-**	-

Note 15: Other Assets

Current				
Prepayments	**2,769**	5,762	**110**	79
Other	**-**	6,455	**-**	-
	2,769	12,217	**110**	79

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Note 16 Available for sale financial assets				
Non-current				
Investments in listed Australian securities (a)	**11,646**	2,710	**10,840**	2,710
Investments in foreign listed securities (b)	**3,156**	2,599	**-**	-
	14,802	5,309	**10,840**	2,710
Reconciliation of movement				
Carrying amount at 1 January	**5,309**	625	**2,710**	60
Additions	**7,848**	3,677	**6,260**	2,000
Revaluations	**1,645**	1,007	**1,870**	650
At 31 December	**14,802**	5,309	**10,840**	2,710
(a) Australian securities				
Metex Resources Limited	**145**	60	**145**	60
Minotaur Exploration Limited	**5,145**	2,650	**5,145**	2,650
Royalco Resources Limited	**5,550**	-	**5,550**	-
Strategic Minerals Corporation NL	**806**	-	**-**	-
	11,646	2,710	**10,840**	2,710
(b) Foreign securities				
EMED Mining Public Limited	**3,156**	2,599	**-**	-
	14,802	5,309	**10,840**	2,710

Note 17 Other financial assets

Investments in subsidiaries and joint ventures at cost (refer Note 30 and 32)	**-**	-	**192,064**	207,980
Less provision for diminution	**-**	-	**(5,728)**	(5,808)
	-	-	**186,336**	202,172
Investment in associate (refer Note 31)	**-**	-	**9,000**	-
	-	-	**195,336**	202,172

Note 18 Investments accounted for using the equity method

Toro Energy Limited (refer Note 31)	**6,591**	-	**-**	-

Note 19: Property, Plant & Equipment

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Buildings and other infrastructure				
At cost	**98,070**	43,737	-	-
Accumulated depreciation	**(13,642)**	(5,856)	-	-
Total buildings and other infrastructure	**84,428**	37,881	-	-
Leasehold improvements				
At cost	**1,552**	307	**1,543**	307
Accumulated amortisation	**(273)**	(104)	**(270)**	(104)
Total leasehold improvements	**1,279**	203	**1,273**	203
Plant and equipment				
At cost	**475,262**	220,347	**4,540**	843
Accumulated depreciation	**(92,675)**	(44,927)	**(1,083)**	(251)
Total plant and equipment	**382,587**	175,420	**3,457**	592
Mining property & development assets*				
At cost	**475,985**	630,801	**38**	884
Accumulated depreciation	**(62,316)**	(36,523)	-	(88)
Total mining property & development assets	**413,669**	594,278	**38**	796
Exploration & evaluation assets				
At cost	**19,645**	26,020	-	-
Mine rehabilitation assets				
At cost	**34,560**	22,147	-	-
Accumulated amortisation	**(4,231)**	(2,139)	-	-
Total mine rehabilitation assets	**30,329**	20,008	-	-
Total property, plant and equipment	**931,937**	853,810	**4,768**	1,591

* Includes $174,192,000 of development assets under construction relating to the Oxiana Prominent Hill mine development.

Note 19: Property, Plant & Equipment (continued)

Consolidated	Buildings & Other Infra-structure	Leasehold Improve-ments	Plant & Equip-ment	Mining property & develop-ment assets	Explor-ation & Eval-uation	Mine rehab-ilitation asset	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 January 2005 - Restated							
Cost	15,646	244	53,985	363,372	-	6,995	440,242
Accumulated depreciation and amortisation	(2,570)	(58)	(14,670)	(16,904)	-	(747)	(34,949)
Net book amount	13,076	186	39,315	346,468	-	6,248	405,293
Year ended 31 December 2005 Restated							
Net book amount at 1 January	13,076	186	39,315	346,468	-	6,248	405,293
Additions	16,638	63	76,518	17,075	26,020	542	136,856
Acquisition - business combination	11,215	-	90,737	244,560	-	14,837	361,349
Disposals	-	(1)	(1,085)	-	-	-	(1,086)
Transfers	-	-	-	-	-	-	-
Depreciation and amortisation	(3,162)	(53)	(32,745)	(14,706)	-	(1,392)	(52,058)
Foreign currency movement	114	8	2,680	881	-	(227)	3,456
Net book amount at 31 December	37,881	203	175,420	594,278	26,020	20,008	853,810
At 31 December 2005 Restated							
Cost	43,737	307	220,347	630,801	26,020	22,147	943,359
Accumulated depreciation and amortisation	(5,856)	(104)	(44,927)	(36,523)	-	(2,139)	(89,549)
Net book amount	37,881	203	175,420	594,278	26,020	20,008	853,810
Year ended 31 December 2006 Restated							
Net book amount at 1 January	37,881	203	175,420	594,278	26,020	20,008	853,810
Additions	18,150	1,330	29,119	143,749	32,141	13,676	238,165
Disposals	-	-	(2,865)	(796)	-	-	(3,661)
Transfers	40,186	-	266,358	(268,228)	(38,316)	-	-
Depreciation and amortisation	(9,036)	(184)	(52,900)	(41,101)	-	(2,140)	(105,361)
Foreign currency movement	(2,753)	(70)	(32,545)	(14,233)	(200)	(1,215)	(51,016)
Net book amount at 31 December	84,428	1,279	382,587	413,669	19,645	30,329	931,937
At 31 December 2006							
Cost	98,070	1,552	475,262	475,985	19,645	34,560	1,105,074
Accumulated depreciation and amortisation	(13,642)	(273)	(92,675)	(62,316)	-	(4,231)	(173,137)
Net book amount	84,428	1,279	382,587	413,669	19,645	30,329	931,937

Note 19: Property, Plant & Equipment (continued)

Parent Entity	Buildings & Other Infra-structure	Leasehold Improve-ments	Plant & Equip-ment	Mining property & develop-ment assets	Explor-ation & Eval-uation	Mine rehab-ilitation asset	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At 1 January 2005							
Restated							
Cost	-	232	250	913	-	-	1,395
Accumulated depreciation and amortisation	-	(47)	(73)	-	-	-	(120)
Net book amount	-	185	177	913	-	-	1,275
Year ended 31 December 2005							
Restated							
Net book amount at 1 January	-	185	177	913	-	-	1,275
Additions	-	63	576	884	-	-	1,523
Disposals	-	-	(5)	-	-	-	(5)
Transfers (net)	-	-	-	(913)	-	-	(913)
Depreciation and amortisation	-	(53)	(173)	(88)	-	-	(314)
Foreign currency movement	-	8	17	-	-	-	25
Net book amount at 31 December	-	203	592	796	-	-	1,591
At 31 December 2005							
Restated							
Cost	-	307	843	884	-	-	2,034
Accumulated depreciation and amortisation	-	(104)	(251)	(88)	-	-	(443)
Net book amount	-	203	592	796	-	-	1,591
Year ended 31 December 2006							
Restated							
Net book amount at 1 January	-	203	592	796	-	-	1,591
Additions	-	1,323	3,945	38	-	-	5,30[illegible]
Disposals	-	-	-	-	-	-	-
Transfers (net)	-	-	-	(796)	-	-	(796)
Depreciation and amortisation	-	(183)	(893)	-	-	-	(1,076)
Foreign currency movement	-	(70)	(187)	-	-	-	(257)
Net book amount at 31 December	-	1,273	3,457	38	-		4,768
At 31 December 2006							
Restated							
Cost	-	1,543	4,540	38	-	-	6,121
Accumulated depreciation and amortisation	-	(270)	(1,083)	-	-	-	(1,353)
Net book amount	-	1,273	3,457	38	-	-	4,768

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Note 20: Trade and Other Payables				
Trade creditors and accruals	**101,326**	79,354	**3,825**	3,089
Interest payable	**4,111**	8,570	**1,858**	1,850
Dividends payable	**618**	-	**618**	-
	106,055	87,924	**6,301**	4,939

Note 21: Interest Bearing Liabilities

Current				
Lease liabilities (Note 39(b)), (i)	**296**	317	**10**	17
Bank loans – secured – Sepon (iii)	**41,625**	-	**-**	-
Bank loans – secured – Golden Grove (ii)	**166,025**	181,859	**-**	-
	207,946	182,176	**10**	17
Non-current				
Lease liabilities (Note 39(b)), (i)	**320**	670	**34**	44
Bank loans – secured – Sepon (iii)	**107,439**	175,944	**-**	-
Convertible notes (iv)	**111,915**	117,726	**111,915**	117,726
	219,674	294,340	**111,949**	117,770

(i) Lease liabilities are effectively secured as rights to leased assets revert to the lessor in the event of default.

(ii) Amounts that the consolidated entity has drawn down on its USD debt facility for the acquisition of Golden Grove. Amounts drawn down under the facility are repayable over 12 months. Interest is payable on the facility at the rate of LIBOR plus a margin. The facility is secured on all the assets of Oxiana Golden Grove Pty Ltd.

(iii) Amounts that the consolidated entity has drawn down on its USD debt facility for the Sepon project. Amounts drawn down under the facility are repayable over 72 months. Interest is payable on the facility at the rate of LIBOR plus a margin. The facility is secured on all the assets of Oxiana's controlled entities, Lane Xang Minerals Limited and Oxiana Resources Laos Limited.

(iv) US$ 105m Senior Subordinated Convertible Notes issued in April 2005 (due in 2012), at an interest rate of 5.25% and with a conversion price of US$0.9880 or A$1.25, and is subject to adjustment under certain events such as the declaration of a dividend. Holders of Oxiana's Convertible Notes have the option to convert the US$105,000,000 bonds into ordinary shares of the Company until 9 April 2012. Unless previously redeemed, converted or purchased and cancelled, the convertible bonds will be redeemed at their principal amount on 15 April 2012.

There are no unused financing facilities.

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Note 22: Other Financial Liabilities				
Current				
Financial guarantees	**-**	-	**306**	-

Note 22: Other Financial Liabilities (continued)

The parent entity has provided financial guarantees in respect of
- (i) a bank borrowing entered into by a subsidiary
- (ii) leases of subsidiaries up to $50 million
- (iii) performance bond of $5,275,544 granted to the South Australian Department of Mines; and
- (iv) performance bond of $2,550,000 granted to the Western Australian Department of Mines

A liability has been recognised in relation to these financial guarantees in accordance with the policy set out in note 1(aa).

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Note 23: Provisions				
Current				
Employee benefits	**8,554**	6,478	**1,732**	650
Mine rehabilitation	**59**	59	**-**	-
Total current provisions	**8,613**	6,537	**1,732**	650
Non-current				
Employee benefits	**2,239**	1,517	**57**	39
Mine rehabilitation	**39,971**	25,011	**-**	-
Other	**442**	-	**442**	-
Total non-current provisions	**42,652**	26,528	**499**	39

	Employee benefits $'000	Mine rehab-ilitation $'000	Other $'000	Total $'000
At 1 January 2006	**7,995**	**25,070**	**-**	**33,065**
Increase in provisions	**6,845**	**14,920**	**442**	**22,207**
Paid during the period	**(3,903)**	**(99)**	**-**	**(4,002)**
Unwind of discount (Note 6)	**-**	**2,014**	**-**	**2,014**
Foreign currency movement	**(144)**	**(1,875)**	**-**	**(2,019)**
At 31 December 2006	**10,793**	**40,030**	**442**	**51,265**
At 1 January 2005 - Restated	**1,112**	**8,330**	**-**	**9,442**
Increase in provision via business combination	**5,510**	**14,778**	**-**	**20,288**
Increase in provisions	**3,101**	**616**	**-**	**3,717**
Paid during the period	**(1,800)**	**(263)**	**-**	**(2,063)**
Unwind of discount (Note 6)	**-**	**1,010**	**-**	**1,010**
Foreign currency movement	**72**	**599**	**-**	**671**
At 31 December 2005	**7,995**	**25,070**	**-**	**33,065**

The consolidated entity recognises that it has an obligation to rehabilitate its mine sites at Sepon, Golden Grove and Prominent Hill at the end of the life of the mine. A provision is recognised for these costs. Mine rehabilitation costs are provided for at the present value of future expected expenditure when the liability is incurred. Although the ultimate cost to be incurred is uncertain, the consolidated entity has estimated its costs based on feasibility and engineering studies using current restoration standards and techniques. When this liability is recognised a corresponding asset is also recognised as a tangible asset in property plant and equipment to the extent that future economic benefits are considered probable.

Note 23: Provisions (continued)

The expected timing of the usage of this provision at year end is set out below:

	Consolidated	
	2006	2005 Restated
Year	**$'000**	$'000
Not later than 1 year	**59**	59
Later than 1 year but not later than 5 years	**13,056**	9,556
Later than 5 years	**26,915**	15,455
Total	**40,030**	25,070

Note 24: Contributed Equity

(a) Equity securities issued

	Consolidated & Oxiana Limited			
	2006	2005	**2006**	2005 Restated
	Shares	Shares	**$'000**	$'000
At 1 January	**1,371,004,136**	1,189,276,597	**587,375**	408,103
Exercise of executive share options	**7,741,667**	8,453,333	**3,741**	3,406
Exercise of performance rights	**522,200**	407,000	**512**	392
Shares issued – Dividend Reinvestment Plan	**5,509,599**	-	**15,904**	-
Shares issued – acquisition of Minotaur	-	91,367,206	-	86,799
Shares issued – acquisition of Golden Grove	-	81,500,000	-	72,535
Convertible note	-	-	-	23,741
Convertible note option tax expense	-	-	-	(7,122)
Equity issue cost tax benefit	-	-	-	2,502
Transaction costs – acquisition of Minotaur	-	-	-	(2,057)
Transaction costs – convertible note	-	-	-	(502)
Transfer from Equity Compensation Reserve	-	-	**300**	-
Foreign currency conversion	-	-	**643**	(422)
	1,384,777,602	1,371,004,136	**608,475**	587,375

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote.

(b) Details of the issues of ordinary shares during 2006

- during the year ended 31 December 2006 a total of 7,741,667 (2005: 8,453,333) fully paid ordinary shares were issued at various exercise prices following the exercise of executive share options.
- during the year ended 31 December 2006 a total of 5,509,599 (2005: Nil) fully paid ordinary shares were issued in accordance with the Oxiana Limited Dividend Reinvestment Plan Rules with respect to the dividends paid on 28 April 2006 and 6 October 2006.
- during the year ended 31 December 2006 a total of 522,200 (2005: 407,000) fully paid ordinary shares were issued to employees on exercise of rights under the terms of the Oxiana Limited Performance Rights Plan.

Note 24: Contributed Equity (continued)

(c) Oxiana Executive Share Option Plan

The Group has an Executive Share Option Plan which has been approved by shareholders. Staff eligible to participate in the plan are those of general manager level and above, including the Managing Director. Options are granted under the scheme for no consideration, for terms of three or five years. Options granted under the scheme carry no dividend or voting rights. When exercised, each option is convertible into one ordinary share. The shares issued as a result of any options rank pari passu in all respects with previously issued fully paid ordinary shares. Option holders cannot participate in new issues of capital which may be offered to shareholders during the currency of the options prior to the exercise of the option.

As outlined in the Section IV of the Remuneration Report, options have been issued at a premium to market price of Oxiana Limited shares, or with a performance hurdle based on a relative Total Shareholder Return hurdle, which reflect both share price growth and dividend yield.

Fair values at grant date have been determined using an option pricing model that takes into account the exercise price, the term of the option, the vesting and market performance criteria, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk-free rate for the term of the option. The methodology used to determine the fair value attributable to share options granted during the year ended 31 December 2006 takes into account the following:

- The exercise price of options is determined by the Board of Directors.
- The probability of the performance hurdles being met as determined by an independent party – Mercer Finance & Risk Consulting ('Mercer'). Mercer consider the following valuation methodologies:
  - Black-Scholes pricing model;
  - Binomial model;
  - Monte-Carlo simulation model
- In determining the hurdle based on growth in share price Mercer have applied the binomial model as being the most appropriate.
- In determining the Total Shareholder Return performance hurdle Mercer have applied the Monte Carlo simulation technique as being the most appropriate.
- Expected volatility has been determined using historic daily share price movements over the year prior to grant date for each option. The range of expected volatility determined for options granted in 2006 was 40% – 48% (2005: 36 – 43%).
- The impact of early exercise has been incorporated through the adoption of a post vesting sell multiple of 1.5 times (2005: 1.5 times) times the exercise price and a post vesting withdrawal rate of 10% per annum.
- The risk-free interest rate is based on the yield for Australian Government Treasury Bonds for the contractual term as at grant date.
- An expected dividend yield of 1.5% (2005: 0%) has been applied after analysing Oxiana Limited's historic dividend policy.

During 2006, 7,000,000 (2005: 10,000,000) options were granted to executives under the Group's Executive Share Option Plan to take up ordinary shares at exercise prices of $2.50, $2.60, $3.80, $3.90 and $4.65 (2005: $1.10, $1.20, $1.25, $1.30, and $1.60). The options are exercisable within five years of issue.

No options were forfeited and/or expired during 2005 or 2006, however, 2,000,000 options previously granted did not vest during 2006.

The weighted average remaining contractual life of share options outstanding at 31 December 2006 is 3 years (2005: 2.9 years).

The weighted average share price of an ordinary share of Oxiana Limited on the Australian Stock Exchange during the year ended 31 December 2006 was $2.83 (2005 - $1.08).

Note 24: Contributed Equity (continued)

The assessed fair value at grant date of options granted to directors and executives is allocated equally over the period from grant date to the actual or expected vesting date after taking into account the probability of the performance hurdles being achieved where applicable.

Prior to any new pro rata issue of shares to shareholders, option holders are notified by the Company and are allowed ten business days before the record date to exercise their options.

(i) Movement in the number of share options held by Oxiana employees	**Weighted Average Exercise Price**		**Consolidated & Oxiana Limited**	
	2006	**2005**	**31 Dec 2006 Number**	31 Dec 2005 Number
Balance at 1 January	**0.96**	0.65	**27,841,667**	26,295,000
Granted during the year	**3.39**	1.28	**7,000,000**	10,000,000
Exercised during the year	**0.48**	0.40	**(7,741,667)**	(8,453,333)
Not vested	**1.20**	-	**(2,000,000)**	-
Balance at 31 December	**1.76**	0.96	**25,100,000**	27,841,667
Options exercisable at year end			**20,100,000**	16,841,667

The weighted average share price at grant date is $2.91 (2005 $0.96).

(ii) Details of share options exercised	**Consolidated & Oxiana Limited 2006 $'000**	2005 Restated $'000
Aggregate proceeds received from employees on exercise of options and recognised as issued capital	3,741	3,406
Fair value of shares issued to employees on exercise of options at their issue date	25,588	8,879

The weighted average share price on exercise date was $3.30 (2005 $1.05).

(iii) Options exercised during the financial year and number of shares issued to employees on the exercise of the options

2006	**Fair value of shares at issue date**	**Consolidated & Oxiana Limited 31 Dec 2006**
Exercise date	**$**	**Number**
25/01/06	261,999	133,333
25/01/06	665,001	333,334
25/01/06	786,000	400,000
28/04/06	2,046,000	600,000
08/05/06	4,906,665	1,333,333
08/05/06	5,714,462	1,552,843
08/05/06	4,906,669	1,333,334
16/05/06	1,710,909	555,490
16/05/06	1,628,088	528,600
29/06/06	1,204,000	400,000
04/08/06	1,433,056	471,400
02/11/06	325,000	100,000
	25,587,849	7,741,667

Note 24: Contributed Equity (continued)

(iii) Options exercised during the financial year and number of shares issued to employees on the exercise of the options (continued)

2005	Fair value of shares at issue date	Consolidated & Oxiana Limited
		31 Dec 2005
Exercise date	$	Number
17/03/05	**520,000**	500,000
18/04/05	**733,900**	820,000
29/04/05	**1,160,000**	1,333,333
12/05/05	**1,548,000**	1,800,000
21/06/05	**316,666**	333,333
16/08/05	**570,000**	500,000
25/08/05	**1,642,500**	1,500,000
25/11/05	**228,334**	166,667
15/12/05	**2,160,000**	1,500,000
Total 2005	**8,879,400**	8,453,333

The fair value of shares issued on the exercise of options is the price that Company's shares closed at on the Australian Stock Exchange on the day of the exercise of the options.

(iv) Details of share options outstanding at 31 December

Grant date	Expiry date	Exercise price at grant date $	Consolidated and Oxiana Limited Number 31 Dec 2006	Consolidated and Oxiana Limited Number 31 Dec 2005
28/03/02	28/03/07	0.36*	-	1,333,333
28/03/02	28/03/07	0.41*	-	1,466,666
28/03/02	28/03/07	0.46*	-	1,666,668
04/10/02	04/10/07	0.41*	500,000	1,275,000
04/10/02	04/10/07	0.51*	500,000	1,500,000
23/12/02	23/12/07	0.71*	2,100,000	3,600,000
28/08/03	28/08/08	0.86*	1,000,000	1,000,000
27/02/04	27/02/09	1.20	1,000,000	1,000,000
06/04/04	06/04/09	1.20	2,000,000	4,000,000
17/12/04	17/12/09	1.25	1,000,000	1,000,000
28/01/05	28/01/10	1.25	1,000,000	1,000,000
01/03/05	01/03/10	1.25	5,000,000	5,000,000
20/04/05	20/04/10	1.25	2,000,000	2,000,000
20/04/05	20/04/10	1.20	333,333	333,333
20/04/05	20/04/10	1.10	333,333	333,333
20/04/05	20/04/10	1.30	333,334	333,334
14/10/05	13/10/10	1.60	1,000,000	1,000,000
27/01/06	27/01/11	2.60	1,000,000	-
20/04/06	20/04/11	2.50	2,000,000	-
24/04/06	24/04/11	4.65	1,000,000	-
19/06/06	19/06/11	3.80	1,000,000	-
21/08/06	21/08/11	3.80	1,000,000	-
03/10/06	03/10/11	3.90	1,000,000	-
Total			**25,100,000**	**27,841,667**

* Exercise price adjusted for Rights Issue in February 2004

Note 24: Contributed Equity (continued)

(e) Oxiana Performance Rights Plan

The Group has a Performance Rights Plan ('the Plan') that has been approved by shareholders. Rights are granted to eligible employees at no cost to the employee and exist for ten years at the discretion of the Company. The rights may be exercised into shares twelve months after the grant date providing specified non-market performance conditions have been met by the employee. The fair value of the rights is estimated with reference to the quoted market price at grant date. No amount is payable for shares by the employee on exercise of the rights. During the year Oxiana issued a total of 2,837,200 (2005: 1,855,000) rights to employees under the Plan and if all performance conditions are met this will result in 2,837,200 (2005: 1,855,000) shares being issued to employees twelve months from the grant date.

	Consolidated & Oxiana Limited	
(i) Movement in the number of share rights held by Oxiana employees	**31 Dec 2006 Number**	31 Dec 2005 Number
Balance at 1 January	**2,317,200**	1,290,000
Rights granted during the year	**2,837,200**	1,795,000
Rights exercised and shares issued during the year	**(522,200)**	(407,000)
Rights forfeited during the year	**(436,000)**	(360,800)
Balance at 31 December	**4,196,200**	2,317,200

(f) Expenses arising from share-based payment transactions

	Consolidated & Oxiana Limited	
	31 Dec 2006	31 Dec 2005 Restated
	$'000	$'000
Options under Executive Share Option Plan	**5,561**	189
Shares under Performance Rights Plan	**4,186**	749
Total	**9,747**	938

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
Note 25: Reserves	**$'000**	$'000	**$'000**	$'000
Foreign currency translation reserve	**(46,920)**	15,486	**(36,840)**	20,169
Equity compensation reserve	**10,358**	1,423	**10,358**	1,423
Available for sale financial assets reserve	**2,216**	944	**1,757**	448
Hedging reserve	**2,580**	(4,605)	**-**	-
	(31,766)	13,248	**(24,725)**	22,040
Foreign currency translation reserve				
Balance at 1 January	**15,486**	(2,130)	**20,169**	-
Adjustment arising on translation into presentation currency	**(62,406)**	17,616	**(57,009)**	20,169
Balance at 31 December	**(46,920)**	15,486	**(36,840)**	20,169
Equity compensation reserve				
Balance at 1 January	**1,423**	485	**1,423**	485
Equity compensation expense	**9,747**	938	**9,747**	938
Transfer to Contributed Equity	**(300)**	-	**(300)**	-
Conversion to shares	**(512)**	-	**(512)**	-
Balance at 31 December	**10,358**	1,423	**10,358**	1,423

Note 25: Reserves (continued)	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Available for sale financial assets reserve				
Balance at 1 January	**944**	-	**448**	-
Revaluation on adoption of AASB 132 and AASB 139	-	60	-	(7)
Gain on revaluation of available for sale financial assets	**1,272**	884	**1,309**	455
Balance at 31 December	**2,216**	944	**1,757**	448
Hedging reserve				
Balance at 1 January	**(4,605)**	-	-	-
Fair valuation of US dollar loan	**4,802**	(4,802)	-	-
Fair valuation of put options	**1,901**	(1,901)	-	-
Fair valuation of interest rate swaps	**482**	2,098	-	-
Balance at 31 December	**2,580**	(4,605)	-	-
Total reserves	**(31,766)**	13,248	**(24,725)**	22,040

Nature and purpose of reserves

(i) Foreign currency translation reserve
The translation reserve comprises all foreign currency differences arising from the translation of financial statements of foreign operations as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary, and of entities with a functional currency differing from the Group's presentation currency.

(ii) Equity compensation reserve
The equity compensation reserve is used to recognised the fair value of share options and rights issued but not yet exercised. When options or rights are exercised or lapse the related fair value amount is transferred to equity.

(iii) Hedging reserve
The hedging reserve is used to record gains or losses on cash flow hedges that are recognised directly in equity, as described in note 1(o). Amounts are recognised in profit and loss when the associated hedged transaction affects the profit and loss.

(iv) Available for sale financial assets reserve
This reserve records revaluation increments/decrements in respect of available for sale financial assets, net of tax effects until the asset is derecognised or impaired.

Note 26: Retained Profits (Accumulated Losses)	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Balance at 1 January	**(70,164)**	(141,329)	**(51,852)**	(38,503)
Net profit/(loss) attributable to members	**553,166**	71,165	**339,009**	(13,349)
Dividend payments	**(55,131)**	-	**(55,131)**	-
Balance at 31 December	**427,871**	(70,164)	**232,026**	(51,852)

Note 27: Dividends	Oxiana Limited 2006 $'000	2005 Restated $'000
Ordinary Shares		
Final dividend for the year ended 31 December 2005 of 1.0 cents (2004 Nil) per fully paid ordinary share paid on 28 April 2006.		
Unfranked final dividend for year ended 31 December 2005	**13,724**	-
Interim dividend for the year ended 31 December 2006 of 3.0 cents (2005 Nil) per fully paid ordinary share paid on 6 October 2006.		
Unfranked interim dividend for year ended 31 December 2006	**41,407**	-
Total dividends provided for or paid	**55,131**	-
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the years ended 31 December 2006 and 2005 were as follows:		
Paid / payable in cash	**39,227**	-
Satisfied by issue of shares	**15,904**	-
	55,131	-

Dividends not recognised at year end

	2006 $'000	2005 $'000
In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 5.0 cents per fully paid ordinary share franked to 46% (2005 1.0 cent unfranked). The aggregate amount of the proposed dividend expected to be paid on 30 April 2007 out of retained profits at 31 December 2006, but not recognised as a liability at year end, is	**69,239**	13,724

Franked dividends

The franked portions of the final dividends recommended after 31 December 2006 will be franked out of franking credits arising from the payment of income tax in the year ended 31 December 2006.

	2006 $'000	2005 $'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2005 – 30%)	**5,113**	-

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $5,112,886 (2005: nil).

Note 28: Key Management Personnel Disclosures

Key management personnel of the entity are those persons with the authority and responsibility for planning, directing and controlling the activities of the entity during the financial year

(a) Directors

The following persons were directors of Oxiana Limited during the current and previous financial year:

Chairman – non-executive director	Executive director	Non-executive directors	
Barry L Cusack	Owen L Hegarty	Ronald H Beevor	Michael A Eager
		Peter W Cassidy	Brian Jamieson

(b) Other Key Management Personnel

Name	Position	Employer
Peter Albert	Executive General Manager, Asia	Lane Xang Minerals Limited
David Forsyth	Company Secretary	Oxiana Limited
Peter Lester	Executive General Manager Corporate Development	Oxiana Limited
Antony Manini	Executive General Manager Exploration & Resources	Oxiana Limited
Jeff Sells	Chief Financial Officer	Oxiana Limited
John Nitschke	Executive General Manager, Australia	Oxiana Limited
Stephen Mullen	General Manager, Human Resources	Oxiana Limited

All of the above persons were also key management personnel during the year ended 31 December 2005. John Nitschke and Stephen Mullen commenced employment with the Group on 1 July 2005 and 1 October 2005 respectively.

(c) Compensation of Key Management Personnel

A summary of the Key Management Personnel included in employee expenses in the income statement is as follows:

		Short Term Employee Benefits			Post Employment Benefits		Share based Payments	
		Salary, Board Committee Fees& cash benefits	Cash Incentives	Other Benefits	Retirement Benefit Adjustment	Super-annuation	Value of Options	Total Compen sation
Non executive Directors	2006	570,045	-	-	21,365	11,250	-	602,660
	2005	412,670	-	-	-	21,801	140,000	574,471
Managing Director	2006	770,642	292,845	-	-	95,713	1,139,524	2,298,724
	2005	458,716	127,500	-	-	48,034	348,173	982,423
Other Key Management Personnel	2006	2,072,248	629,931	73,924	-	181,321	1,347,268	4,304,692
	2005	1,544,831	353,017	18,200	-	91,976	702,732	2,710,756
Totals	2006	3,412,935	922,776	73,924	21,365	288,284	2,486,792	7,206,076
	2005	2,416,217	480,517	18,200	-	161,811	1,190,905	4,267,650

Note 28: Key Management Personnel Disclosures (continued)

(c) Compensation of Key Management Personnel (continued)

Individual directors and executives compensation disclosures

Information regarding directors and executives compensation and some equity instruments disclosures as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 are provided in the Remuneration Report section of the Directors' Report on pages 7 to 23.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Information regarding the principles and policies for the remuneration of Key Management Personnel (including share-based compensation) are set out in the Remuneration Report. Additional information on share based compensation arrangements are set out in Note 24.

There are no loans to Key Management Personnel. For information on other transactions between Key Management Personnel and entities in the Consolidated Group, refer Note 33.

Movements in option holdings

The movement during the reporting period in the number of options over ordinary shares in Oxiana Limited held, directly, or beneficially, by each of the key management person is set out below. When exercisable, each option is convertible into one ordinary share of Oxiana Limited.

2006

Name	Balance at 1/1/2006	Granted during the year	Exercised during year	Lapsed during year	Balance at 31/12/2006	Vested during year	Vested and Exercisable at 31/12/06*
Directors							
Owen L Hegarty	6,000,000	2,000,000	-	2,000,000	6,000,000	2,000,000	2,000,000
Brian Jamieson	1,000,000	-	-	-	1,000,000	-	1,000,000
Other Key Management Personnel							
Peter Albert	1,500,000	-	-	-	1,500,000	1,000,000	1,500,000
David Forsyth	2,466,667	-	1,466,667	-	1,000,000	1,000,000	1,000,000
Peter Lester	2,775,000	-	1,775,000	-	1,000,000	1,000,000	1,000,000
Antony Manini	6,000,000	-	4,000,000	-	2,000,000	1,000,000	2,000,000
Stephen Mullen	1,000,000	1,000,000	-	-	2,000,000	1,000,000	2,000,000
John Nitschke	1,000,000	1,000,000	-	-	2,000,000	1,000,000	2,000,000
Jeff Sells	2,000,000	-	-	-	2,000,000	-	2,000,000

* No options were vested and un-exercisable as at this date

Note 28: Key Management Personnel Disclosures (continued)

Movements in option holdings (continued)

2005

Name	Balance at 1/1/2005	Granted during the year	Exercised during year	Lapsed during year	Balance at 31/12/2005	Vested during year	Vested and Exercisable at 31/12/05
Directors							
Owen L Hegarty	4,000,000	2,000,000	-	-	6,000,000	-	-
Barry L Cusack	1,333,333	-	1,333,333	-	-	-	-
Peter W Cassidy	800,000	-	800,000	-	-	-	-
Michael A Eager	820,000	-	820,000	-	-	-	-
Ronald Beevor	1,000,000	-	1,000,000	-	-	-	-
Brian Jamieson	-	1,000,000	-	-	1,000,000	1,000,000	1,000,000
Other Key Management Personnel							
Peter Albert	1,000,000	1,000,000	500,000	-	1,500,000	-	500,000
David Forsyth	1,800,000	1,000,000	333,333	-	2,466,667	-	1,466,667
Peter Lester	1,775,000	1,000,000	-	-	2,775,000	-	1,775,000
Antony Manini	6,000,000	1,000,000	1,000,000	-	6,000,000	-	5,000,000
Stephen Mullen	-	1,000,000	-	-	1,000,000	1,000,000	1,000,000
John Nitschke	-	1,000,000	-	-	1,000,000	1,000,000	1,000,000
Jeff Sells	2,000,000	-	-	-	2,000,000	-	2,000,000

No options expired and/or were forfeited during the year ended 31 December 2005.

Movement in shares

The movement during the reporting period in the number of ordinary shares in Oxiana Limited held, directly, or beneficially, by each key management person, including their related parties, is as follows:

2006 Financial Year

Name	Balance of shareholdings at 1 January 2006	Received on exercise of options	Other changes during the year	Balance of shareholdings at 31 December 2006
Directors				
Barry L Cusack	2,000,000	-	27,683	2,027,683
Ronald H Beevor	3,166,402	-	43,827	3,210,229
Peter W Cassidy	1,050,000	-	(65,625)	984,375
Michael A Eager	2,115,699	-	-	2,115,699
Owen L Hegarty	27,021,224	-	-	27,021,224
Brian Jamieson	40,000	-	-	40,000
Other Key Management Personnel				
Peter Albert	2,384,375	-	-	2,384,375
David Forsyth	2,112,666	1,466,667	(84,333)	3,495,000
Peter Lester	11,250	1,775,000	(401,100)	1,385,150
Antony Manini	1,205,000	4,000,000	(545,898)	4,659,102
Stephen Mullen	0	-	-	-
John Nitschke	0	-	4,000	4,000
Jeff Sells	12,500	-	-	12,500

Note 28: Key Management Personnel Disclosures (continued)

Movement in shares (continued)

2005 Financial Year

Name	Balance of shareholdings at 1 January 2005	Received on exercise of options	Other changes during the year	Balance of shareholdings at 31 December 2005
Directors				
Barry L Cusack	666,667	1,333,333	-	2,000,000
Ronald H Beevor	2,166,402	1,000,000	-	3,166,402
Peter W Cassidy	250,000	800,000	-	1,050,000
Michael A Eager	1,295,699	820,000	-	2,115,699
Owen L Hegarty	27,021,224	-	-	27,021,224
Brian Jamieson	40,000	-	-	40,000
Other Key Management Personnel				
Peter Albert	2,786,575	500,000	(902,200)	2,384,375
David Forsyth	2,020,000	333,333	(240,667)	2,112,666
Peter Lester	31,250	-	(20,000)	11,250
Antony Manini	425,000	1,000,000	(220,000)	1,205,000
Stephen Mullen	-	-	-	-
John Nitschke	-	-	-	-
Jeff Sells	12,500	-	-	12,500

Note 29: Auditor's Remuneration	**Consolidated 2006 $**	**2005 $**
Audit services:		
Auditors of the company		
Audit and review of the financial reports (KPMG Australia)	**252,000**	-
Audit and review of the financial reports (Overseas KPMG firms)	**56,000**	-
Other auditors		
Audit and review of the financial reports (HLB Mann Judd)	-	159,550
Audit and review of the financial reports (Other firms)	-	172,810
Total remuneration for audit services	**308,000**	332,360
Services other than statutory audit:		
Other assurance services		
IT assurance services (KPMG Australia)	**50,000**	-
Accounting advice (KPMG Australia)	**235,300**	-
Due diligence services - (HLB Mann Judd)	-	64,118
Due diligence services - (Other firms)	-	44,458
Accounting advice – IFRS (HLB Mann Judd)	-	9,460
Accounting advice - IFRS(Other firms)	-	21,950
Accounting advice - Other(Other firms)	-	22,775
Other services		
Taxation compliance services (KPMG Australia)	**26,580**	-
Risk advisory services (KPMG Australia)	**111,139**	-
Taxation Services - (Other firms)	-	122,096
Legal advice - (Other firms)	-	34,978
Total remuneration for other assurance and advisory services	**423,019**	319,835

Note 30: Investments in Controlled Entities

	Country of incorporation	Equity holding (ordinary shares)	
		2006	2005
Parent entity		**%**	%
Oxiana Limited	Australia		
Controlled entities			
Oxiana Europe Ltd	Channel Islands	**100**	100
Oxiana Resources Laos Ltd	Cayman Islands	**100**	100
Lane Xang Minerals Ltd	Laos	**100**	100
Oxiana Philippines Inc	Philippines	**-**	100
Oxiana Exploration Pty Ltd**	Australia	**100**	-
Oxiana (Cambodia) Ltd**	Cambodia	**100**	-
Oxiana Prominent Hill Pty Ltd	Australia	**100**	100
Minotaur Resources Holdings Pty Ltd	Australia	**100**	100
Minex (SA) Pty Ltd	Australia	**100**	100
Oxiana Golden Grove (Holdings) Pty Ltd*	Australia	**100**	100
Oxiana Golden Grove (Finance) Pty Ltd*	Australia	**100**	100
Oxiana Golden Grove Pty Ltd*	Australia	**100**	100
Anacorte Pty Ltd	Australia	**-*** **	100
Wakefield Mining and Metals NL	Australia	**-*** **	100

* Oxiana Limited holds a share in Oxiana Golden Grove (Holdings) Pty Ltd at a carrying value of $1.00. Oxiana Golden Grove (Holdings) Pty Ltd holds a share in each of Oxiana Golden Grove (Finance) Pty Ltd and Oxiana Golden Grove Pty Ltd.

** These entities were incorporated in 2006.

*** Deregistered on 22 January 2006.

(a) Investment in Oxiana Prominent Hill Pty Ltd (formerly Minotaur Resources Ltd)

On 17 February 2005, the parent entity acquired Minotaur, including 100% ownership of Prominent Hill assets under a scheme of arrangement. Oxiana also subscribed for and was granted a $2 million placement of shares in Minotaur Exploration Limited, which holds Minotaur's non-Prominent Hill Assets. At the date of acquisition, the acquired entities were involved in exploration and evaluation activities.

Details of the purchase consideration is as follows:

	$'000
Purchase consideration:	
Cash paid	4,500
Shares issued	86,799
Total purchase consideration	91,299

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Mining licences acquired	9,201	91,299

Note 30: Investments in Controlled Entities (continued)

Pro-forma financial information

The following table summarises the pro-forma consolidated results of operations of the Oxiana Group for the year ended 31 December 2005 assuming that the acquisition of Prominent Hill occurred as at 1 January 2005. This pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented, and should not be taken as representative of the Oxiana Group's future consolidated results of operations or financial position. The pro-forma information does not include all costs related to the integration of Prominent Hill into the Oxiana Group, nor does it reflect the potential synergies which are expected to be realised.

	Oxiana Consolidated Restated $'000	Pro-forma adjustments for Prominent Hill $'000	Pro-forma Consolidated Entity $'000
Revenue	389,169	-	389,169
Profit after taxation	71,165	(2)	71,163

The pro-forma represents the historical operating results of Prominent Hill, adjusted to give effect to the acquisition at the date presented.

(b) Assets and liabilities acquired – Golden Grove

In July 2005 Oxiana completed its purchase of the Golden Grove base and precious metals operation in Western Australia from Newmont Mining Corporation. Details of the purchase consideration are as follows:

	$'000
Purchase consideration:	
Cash paid	190,000
Shares issued	72,535
Direct costs relating to the acquisition	15,907
Working capital adjustment	10,491
Leave adjustment	(3,086)
Total purchase consideration	285,847

The assets and liabilities arising from the acquisition are as follows:

Details	Acquiree's carrying amount $'000	Fair value $'000
Cash	1,646	1,646
Trade receivables	4,723	4,723
Inventories	28,683	28,683
Deferred tax assets	1,091	5,543
Property, plant & equipment (excluding mining licences)	259,109	259,109
Mining licences acquired	-	10,941
Current payables, accruals and employee liabilities	(5,569)	(5,569)
Deferred tax liabilities	-	(4,451)
Rehabilitation provision	(14,778)	(14,778)
	274,905	285,847

The acquired Golden Grove base and precious metal operation contributed Sales of $119,953,000 and a net profit before net financing costs and income tax of $32,275,000 to the Group for the period from 1 of July 2005 to 31 December 2005. At the date of acquisition, the acquired entities were involved in the production of zinc, copper and lead concentrates.

Note 30: Investments in Controlled Entities (continued)

Pro-forma financial information

The following table summarises the pro-forma consolidated results of operations of the Oxiana Group for the year ended 31 December 2005 assuming that the acquisition of Golden Grove occurred as at 1 January 2005. This pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented, and should not be taken as representative of the Oxiana Group's future consolidated results of operations or financial position. The pro-forma information does not include all costs related to the integration of Golden Grove into the Oxiana Group, nor does it reflect the potential synergies which are expected to be realised.

	Oxiana Consolidated Restated $'000	Pro-forma adjustments for Golden Grove $'000	Pro-forma Consolidated Entity $'000
Revenue	389,169	49,016	438,185
Profit after taxation	71,165	1	71,166

The pro-forma represents the historical operating results of Golden Grove, adjusted to conform with the Group's accounting policies. Adjustments have been made to depreciation and amortisation, interest expense, income tax and management fees to give effect to the acquisition at the date presented.

Note 31: Investments in Associates

(a) Carrying amounts

Information relating to associates is set out below

Name of company	Principal activity	Ownership interest		Consolidated	
		2006 %	2005 %	2006 $'000	2005 $'000
Listed					
Toro Energy Limited *	Uranium exploration	**24.74**	-	**6,591**	-
Unlisted					
Erawan Mining Limited **	Exploration	**50**	50	-	-
AngloGold Ashanti Laos Investments Limited ***	Exploration	**50**	50	-	-

* The above associate is incorporated in Australia
** The above associate is incorporated in Thailand
*** The above associate is incorporated in the British Virgin Islands

Note 31: Investments in Associates (continued)

	Consolidated 2006 $'000	2005 $'000
(b) Movement in carrying amounts		
Balance at 1 January	-	-
Acquisition in current year	6,773	-
Share of losses after income tax	(182)	-
Balance at 31 December (refer note 18)	6,591	-
(c) Fair value of listed investments in associates		
Toro Energy Limited	25,560	-
(d) Share of associates profits or losses		
Loss before income tax	(182)	-
Income tax expense	-	-
Loss after income tax	(182)	-

(e) Summarised financial information of associate

2006	Group's share of: Assets $'000	Liabilities $'000	Revenues $'000	Profits $'000
Toro Energy Limited	8,497	36	37	(182)
Erawan Mining Limited	-	-	-	-
AngloGold Ashanti Laos Investments Limited	-	-	-	-
	8,497	36	37	(182)

	Consolidated 2006 $'000	2005 $'000
(f) Share of associates expenditure commitments, other than for the supply of inventories		
Capital commitments	-	-
Lease commitments	522	-
(g) Contingent liabilities of associates		
Share of contingent liabilities incurred jointly with other investors	-	-
Share for which the company is severally liable	-	-

Note 32: Investments in Joint Ventures

Name of company	Principal activity	Ownership interest 2006 %	2005 %	Carrying Amount of Investment 2006 $'000	2005 $'000
Thai Goldfields NL	Exploration	**50**	50	-	-
AGA-OXR Exploration Alliance	Exploration	**50**	50	-	-

Investments in joint ventures are accounted for in the consolidated financial statements using the equity method of accounting where material and are carried at cost by the parent entity. Oxiana has initiated a joint venture with Thai Goldfields NL to explore for epithermal gold deposits in the Loei and Phetchabun gold belts in Thailand. Oxiana maintains a 50% interest in this joint venture and can elect to earn up to 75%. On 13 December 2004 Oxiana and AngloGold Ashanti Laos Holding Limited entered into an unincorporated joint venture to conduct gold and gold/copper exploration in Laos.

Group share of joint ventures' assets and liabilities in Thai Goldfields NL	**2006 $'000**	2005 $'000
Current assets	-	-
Non-current assets	360	89
Total assets	360	89
Current liabilities	-	-
Non-current liabilities	-	-
Total liabilities	-	-
Net assets	360	89
Share of joint ventures' revenue, expenses and results		
Revenues	-	-
Expenses	(1,895)	(736)
Loss before income tax	(1,895)	(736)

Group share of joint ventures' assets and liabilities in AGA-OXR Exploration Alliance	**2006 $'000**	2005 $'000
Current assets	-	-
Non-current assets	34	6
Total assets	34	6
Current liabilities	-	(78)
Non-current liabilities	-	-
Total liabilities	-	(78)
Net assets	34	(72)
Share of joint ventures' revenue, expenses and results		
Revenues	-	-
Expenses	(400)	(298)
Profit before income tax	(400)	(298)

There are no commitments or contingent liabilities relating to Joint Ventures.

Note 33: Related Party Transactions

(a) Parent entity

The ultimate parent entity within the Group is Oxiana Limited. The ultimate Australian parent entity is also Oxiana Limited.

(b) Subsidiaries

Interests in subsidiaries are set out in Note 30.

(c) Key Management Personnel

Disclosures relating to Key management personnel are set out in Note 28.

(d) Transactions with related parties

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions between Oxiana and Key Management Personnel during the current financial year consisted of:

- Mr Hegarty (Managing Director) is a non-executive director on the Board of Toro Energy Limited an associate in which Oxiana has a 24.7% shareholding. As remuneration for his services as a director, Mr Hegarty has been granted 1,000,000 executive share options at an exercise price of $0.40 per option and Oxiana has been paid director's fees of $32,110 (excluding superannuation). Owen has received the $2,890 that comprises the superannuation component of the director's fees.
- Mr Beevor, a director of Oxiana, is also a director of and shareholder of EMED Mining Public ("EMED"). Details of Oxiana's interest in EMED are contained in Note 16.
- Mr Lester is a director of Royalco Resources Limited, a company in which Oxiana Limited is an investor.

Transactions between Oxiana and Key Management Personnel during the previous financial year consisted of:

- Mr Nitschke is a shareholder and director of Josteni Pty. Ltd., which derived fees of $132,888 (2004: Nil) for professional consultancy services provided to the consolidated entity in relation to the Prominent Hill Project.
- ANSTO undertook $5,000 of test work on Prominent Hill rock chip samples during the year and Mr Eager, a director of Oxiana, was also a Board Member of ANSTO.

Transactions between Oxiana Limited and other entities within the wholly owned group during the year consisted of:

- loans advanced by Oxiana Limited to Controlled entities;
- repayment of loans advanced by Oxiana Limited;
- the levying of management fees, interest and recharges by Oxiana Limited and
- payments made to Oxiana Limited pursuant to the tax sharing and contribution agreement described in Note 9.

	Oxiana Limited	
	2006	2005 Restated
	$'000	$'000
Recharges and fees to subsidiaries	**8,901**	2,736
Interest charged to subsidiaries	**10,733**	12,418
Loans advanced to subsidiaries	**-**	158,099
Loans repaid by subsidiaries	**136,203**	2,059

Note 33: Related Party Transactions (continued)

Loans to subsidiaries are lent by Oxiana Limited to its wholly-owned subsidiaries Lane Xang Minerals Limited, Oxiana Prominent Hill Pty Ltd and Oxiana Golden Grove Pty Ltd. The amounts due are unsecured, have no fixed terms of repayment, and are denominated in USD and AUD. Loans to Lane Xang Minerals Limited are subject to a monthly interest charge.

(e) Joint Ventures

Refer to note 32 for the group's interest in joint ventures.

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
	$'000	$'000	**$'000**	$'000
Note 34: Reconciliation of profit/(loss) from continuing activities after tax to net cash inflow/(outflow) from operating activities				
Profit/(loss) from ordinary activities after tax	**550,018**	70,310	**339,009**	(13,349)
Net (profit)/loss on sale of property, plant, & equipment	**1,901**	(1,015)	**-**	(5)
Depreciation of property, plant and equipment	**105,361**	52,058	**1,076**	314
Gold put option expense	**2,639**	774	**-**	-
Unwind of mine rehabilitation provision discount	**2,014**	1,010	**-**	-
Finance costs written off	**-**	3,015	**-**	-
(Profit) on sale of controlled entities	**-**	-	**(8,056)**	-
(Profit) on sale of investments	**(6,773)**	-	**-**	-
Dividends received	**-**	-	**(190,466)**	-
Non cash other income	**-**	-	**(19,639)**	-
Equity compensation expense	**9,747**	938	**4,058**	938
Convertible note option accretions	**3,369**	2,404	**3,369**	2,404
Non cash other expenses	**1,423**	-	**1,074**	-
Share of net loss of associate	**182**	-	**-**	-
Unrealised foreign exchange (gains)/losses	**(23,900)**	8,327	**(38,589)**	19,923
Changes in assets and liabilities net of effects of exchange fluctuations				
Increase/(decrease) in provisions	**2,902**	(16,740)	**1,545**	-
Increase/(decrease) in current tax provision	**78,754**	-	**24,918**	-
Increase/(decrease) in deferred tax liabilities	**29,140**	29,743	**2,708**	(2,633)
(Increase)/decrease in deferred tax assets	**20,289**	(28,479)	**31,299**	(29,393)
(Increase)/decrease in receivables	**(793)**	(19,954)	**(190,454)**	(3,433)
(Increase)/decrease in prepayments and deferred expenditure	**2,617**	(1,923)	**(31)**	710
(Increase)/decrease in inventory	**(1,466)**	(57,486)	**-**	-
Increase/(decrease) in trade and other payables	**23,223**	135,206	**727**	7,308
Net cash inflow/(outflow) from operating activities	**800,647**	178,188	**(37,452)**	(17,217)

Note 35: Earnings and net tangible assets per share

	Consolidated 2006	2005 Restated
(a) Basic earnings per share - cents		
Basic earnings per share was based on:		
Profit from continuing operations attributable to the ordinary equity holders of the company	**39.91**	5.37
Profit / (loss) from discontinued operations	**0.23**	0.07
Profit attributable to the ordinary equity holders of the company	**40.14**	5.44
(b) Diluted earnings per share - cents		
Diluted earnings per share was based on:		
Profit from continuing operations attributable to the ordinary equity holders of the company	**36.83**	5.41
Profit /(loss) from discontinued operations	**0.21**	0.06
Profit attributable to the ordinary equity holders of the company	**37.04**	5.47
(c) Reconciliation of earnings - thousands		
Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**550,018**	70,310
Profit / (loss) from discontinued operations	**3,148**	855
Profit attributable to the ordinary equity holders of the company	**553,166**	71,165
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the company	**550,018**	70,310
Interest savings on options and rights	**1,212**	2,399
Interest savings on convertible notes	**4,992**	4,030
	556,222	76,739
Profit / (loss) from discontinued operations	**3,148**	855
Profit attributable to the ordinary equity holders of the company	**559,370**	77,594
(d) Weighted average number of shares used as denominator		
Weighted Average number of ordinary shares on issue used in the calculation of basic earnings per share	**1,378,241,510**	1,308,533,219
Convertible Notes	**106,275,304**	104,477,612
Options and rights	**25,840,067**	5,803,188
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**1,510,356,881**	1,418,814,019
(e) Net tangible assets per share (cents)	**72.5**	38.7

In accordance with Chapter 19 of the ASX listing rules, net tangible assets represent total assets less intangible assets, less liabilities ranking ahead of, or equal with, ordinary share capital. There are no intangible assets on the consolidated entity's balance sheet.

Note 36: Superannuation Commitments

The consolidated entity contributes to the individual superannuation plans of each employee (refer Note 6). Benefits provided under the plan are based on accumulated contributions and earnings for each employee.

Note 37: Financial Instruments	Consolidated 2006 $'000	Consolidated 2005 Restated $'000	Oxiana Limited 2006 $'000	Oxiana Limited 2005 Restated $'000
Interest rate swaps	**2,110**	2,097	-	-
Gold put options	**47**	865	-	-
	2,157	2,962	-	-
(i) Current assets				
Interest rate swaps	**1,016**	733	-	-
Gold put options	**1**	43	-	-
	1,017	776	-	-
(ii) Non-current assets				
Interest rate swaps	**1,094**	1,364	-	-
Gold put options	**46**	822	-	-
	1,140	2,186	-	-
Total	**2,157**	2,962	-	-

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows, by maturity period. Exposures are predominantly from liabilities bearing variable interest rates as the group intends to hold fixed rates to maturity.

31 December 2006 Consolidated Fixed rate	Effective average interest rate	6 Months or less $'000	6 to 12 Months $'000	1 to 2 Years $'000	2 to 5 Years $'000	More than 5 Years $'000	Total $'000
Obligations under finance leases	1.52	148	148	296	24	-	616
5.25% Convertible notes $132,844,130 (US$ 105M)	6.55	-	-	-	-	111,915	111,915
Derivative financial instruments - Interest rate swaps (receive floating LIBOR pay fixed at 4.20%)	4.20	561	455	613	481	-	2,110
Floating rate							
Cash and cash equivalents	5.15	670,851	-	-	-	-	670,851
Bank loan – Sepon $154,984,818 (US$ 122.5M) (LIBOR plus a margin)	8.17	21,270	18,765	30,665	78,363	-	149,063
Bank loan – Golden Grove $168,269,230 US$ 133M (LIBOR plus a margin)	7.07	166,025	-	-	-	-	166,025
Parent							
Fixed rate							
Obligations under finance leases	11.27	5	5	10	24	-	44
5.25% Convertible notes $132,844,130 (US $105M)	6.55	-	-	-	-	111,915	111,915
Floating rate							
Cash and cash equivalents	5.17	105,871	-	-	-	-	105,871

The other financial instruments of the group not included in the above table are non-interest bearing and not subject to interest rate risk.

Note 37 Financial Instruments (continued)

(a) Interest Rate Risk (continued)

31 December 2005 Consolidated Fixed rate	Effective average interest rate	6 Months or less $'000	6 to 12 Months $'000	1 to 2 Years $'000	2 to 5 Years $'000	More than 5 Years $'000	Total $'000
Obligations under finance leases	1.47	159	158	315	355	-	987
5.25% Convertible notes $143,599,562 (US$ 105M)	6.55	-	-	-	-	117,726	117,726
Derivative financial instruments - Interest rate swaps (receive floating LIBOR pay fixed at 4.20%)	4.20	344	389	589	775	-	2,097
Floating rate							
Cash and cash equivalents	4.03	167,849	-	-	-	-	167,849
Bank loan – Sepon $191,466,083 (US$ 140M) (LIBOR plus a margin)	8.09	-	46,481	39,474	89,989	-	175,944
Bank loan – Golden Grove $181,892,779 (US$ 133M) (LIBOR plus a margin)	5.88	-	181,859	-	-	-	181,859
Parent							
Fixed rate							
Obligations under finance leases	10.76	9	8	10	34	-	61
5.25% Convertible notes $143,599,562 (US $105M)	6.55	-	-	-	-	117,726	117,726
Floating rate							
Cash and cash equivalents	4.36	54,378	-	-	-	-	54,378

The other financial instruments of the group not included in the above table are non-interest bearing and not subject to interest rate risk.

(b) Credit risk

Management has a counterparty credit risk policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit reviews are performed on all customers and exposure limits are assigned to each. Investments are allowed only in highly liquid cash investments and only with counterparties with sound credit ratings. At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

(c) Derivative financial Instruments

The consolidated entity has entered into put options (minimum price) for a portion of its gold production up to four years into the future to manage its exposure to price risk. The details of these options are as follows:

Amount - oz	Strike price (USD)	Delivery date
67,890	370	2007
62,670	370	2008
29,544	370	2009

The fair value of the options at 31 December 2006 is $47,000 (2005 $865,000). The fair value of the put options was estimated using an option pricing model.

Note 37: Financial Instruments (continued)

(c) Derivative financial Instruments (continued)

Fair value changes relating to changes in the intrinsic value are recognised directly in the hedging reserve to the extent that the hedge is effective and are recycled to the income statement as the options are exercised or lapse. Fair value changes relating to changes in the time value of money or to the extent that the hedge is ineffective, are recognised in the income statement.

(d) Fair Values

Set out below is a comparison by category of carrying amounts and fair values of the Group's financial instruments, that are carried in the financial statements at other than fair values.

The net fair value for unlisted investments, where there is no organised financial market, has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment. The net fair values of bank loans and convertible notes are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present values. For other assets and other liabilities the net fair value approximates their carrying value.

	Carrying amount		**Fair value**	
	2006	2005 Restated	**2006**	2005 Restated
Consolidated	**$'000**	$'000	**$'000**	$'000
Financial Assets				
Cash and cash equivalents	**670,851**	167,849	**670,851**	167,849
Receivables	**33,309**	25,187	**33,309**	25,187
Derivative financial instruments	**2,157**	2,962	**2,157**	2,962
Other financial assets	**21,393**	5,309	**21,393**	5,309
Total Financial Assets	**727,710**	201,307	**727,710**	201,307
Financial Liabilities				
Trade and other payables	**106,055**	87,924	**106,055**	87,924
Bank loans	**315,088**	357,803	**323,254**	371,991
Finance lease	**616**	987	**616**	987
Convertible notes	**111,915**	117,726	**132,844**	143,600
Total Financial Liabilities	**533,674**	564,440	**562,769**	604,502
Oxiana Limited				
Financial Assets				
Cash	**105,871**	54,378	**105,871**	54,378
Receivables	**647,278**	388,749	**647,278**	388,749
Other financial assets	**10,840**	2,710	**10,840**	2,710
Total Financial Assets	**763,989**	445,837	**763,989**	445,837
Financial Liabilities				
Trade and other payables	**6,301**	4,939	**6,301**	4,939
Finance lease	**44**	61	**44**	61
Convertible notes	**111,915**	117,726	**132,844**	143,600
Financial guarantees	**306**	-	**306**	-
Total Financial Liabilities	**118,566**	122,726	**139,495**	148,600

Note 38: Contingent asset

As part of the share sale agreement related to the Group's disposal of its investment in Eastern Mediterranean Resources Public Limited in 2004, there are clauses contained in the agreement whereby Oxiana Europe Limited would be entitled to receive $1,489,943 (£600,000) cash one month after first production date.

Note 39 Commitments for Expenditure

	Consolidated		Oxiana Limited	
	2006	2005	**2006**	2005
(a) Capital expenditure commitments	**$'000**	$'000	**$'000**	$'000
Capital expenditure commitments contracted for:				
Capital expenditure projects	**333,046**	1,651	-	1,133
Payable				
- not later than 1 year	**158,039**	1,651	-	1,133
- later than 1 year but not later than 5 years	**175,007**	-	-	-
	333,046	1,651	-	1,133

	Consolidated		Oxiana Limited	
	2006	2005 Restated	**2006**	2005 Restated
(b) Finance leases	**$'000**	$'000	**$'000**	$'000
Commitments in relation to finance leases are as follows:				
Within 1 year	**301**	351	**11**	22
Later than one year but not later than 5 years	**323**	699	**36**	47
Minimum lease payments	**624**	1,050	**47**	69
Less: Future finance charges	**(8)**	(63)	**(3)**	(8)
Total lease liabilities	**616**	987	**44**	61
Representing:				
Current (Note 21)	**296**	317	**10**	17
Non-current (Note 21)	**320**	670	**34**	44
	616	987	**44**	61

The interest rates implicit in the various leases varies from 8% to 12% and under the terms of the leases the lessors will refund to the consolidated entity the net proceeds from sale of the leased assets at the end of the contract period or at whatever time is mutually agreed.

	Consolidated		Oxiana Limited	
	2006	2005	**2006**	2005
(c) Operating lease commitments	**$'000**	$'000	**$'000**	$'000
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable:				
- not later than 1 year	**729**	730	**729**	730
- later than 1 year but not later than 5 years	**2,831**	2,928	**2,831**	2,928
- later than 5 years	-	633	-	633
	3,560	4,291	**3,560**	4,291

Represents a property lease which is a non–cancellable lease with a five year term, with rent payable monthly in advance. An option exists to renew the lease at the end of the five year term for an additional 5 years.

Note 40: Company Details

The financial report covers both Oxiana Limited as an individual entity and the consolidated entity consisting of Oxiana Limited and its controlled entities. A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report. Oxiana Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Oxiana Limited
Level 9
31 Queen Street
Melbourne VIC 3000

Note 41: Subsequent events

On 29 January 2007 Oxiana reached agreement with the Directors of Agincourt Resources Limited ('Agincourt') for a recommended takeover of Agincourt by Oxiana. It is expected that the Bidder's Statement and Target Statement will be delivered to Agincourt shareholders by 28 February 2007.

There have been no other events subsequent to the reporting date which have significantly affected or may significantly affect the Oxiana Group's operations, results or state of affairs in future years.

DIRECTORS' DECLARATION

1 In the opinion of the directors of Oxiana Limited ('the Company'):

(a) the financial statements and notes set out on pages 27 to 93, and the remuneration disclosures that are contained in sections III, IV, VII, VIII, and X of the Remuneration Report in the Directors' report, are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the Company and the group as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*; and

(b) the remuneration disclosures that are contained in sections III, IV, VII, VIII, and X of the Remuneration Report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosure*; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 The directors have been given the declarations required by Section 295A of the *Corporations Act 2001* from the chief executive officer and chief financial officer for the financial year ended 31 December 2006.

The declaration is signed in accordance with a resolution of the Board of Directors.

Owen L. Hegarty
Director

Melbourne
22 February 2007



Independent audit report to members of Oxiana Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statement of cash flows, accompanying notes 1 to 41 to the financial statements and the directors' declaration set out on pages 27 to 94 for both Oxiana Limited (the "Company") and Oxiana Limited and its subsidiaries (the "group"), for the year ended 31 December 2006. The group comprises both the Company and the entities it controlled during that year.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration report" in sections III, IV, VII, VIII, IX and X of the directors' report and not in the financial report.

The Remuneration report also contains information in sections I, II, V and VI not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the group's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.



Audit opinion

In our opinion:

(1) the financial report of Oxiana Limited is in accordance with:

a) the *Corporations Act 2001*, including:

i) giving a true and fair view of the Company's and the group's financial position as at 31 December 2006 and of their performance for the financial year ended on that date; and

ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in sections III, IV, VII, VIII, IX and X of the remuneration report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

Michael Bray
Partner

Melbourne
22 February 2007

Supplementary Information

Interest in Mining Tenements

At the date of the Directors' Report, the Company's interests in significant mining and exploration tenements were as follows:

Area	Description	Interest %	Area	Description	Interest %
Sepon, Laos	MEPA	100	Prominent Hill-SA	EML-6234	100
Prominent Hill-SA	EL-2091	100	Prominent Hill-SA	EML-6236	100
Prominent Hill-SA	EL-3056	100	Prominent Hill-SA	EML-6237	100
Prominent Hill-SA	EL-3079	100	Prominent Hill-SA	EML-6238	100
Prominent Hill-SA	EL-3162	100	Prominent Hill-SA	EML-6239	100
Prominent Hill-SA	EL-3229	100	Prominent Hill-SA	EML-6240	100
Prominent Hill-SA	ML-6228	100	Prominent Hill-SA	EML-6241	100
Golden Grove-WA	M-5900003	100	Prominent Hill-SA	EML-6242	100
Golden Grove-WA	M-5900088	100	Golden Grove-WA	M-5900227	100
Golden Grove-WA	M-5900089	100	Golden Grove-WA	M-5900361	100
Golden Grove-WA	M-5900090	100	Golden Grove-WA	M-5900362	100
Golden Grove-WA	M-5900091	100	Golden Grove-WA	M-5900363	100
Golden Grove-WA	M-5900092	100	Golden Grove-WA	M-5900543	100
Golden Grove-WA	M-5900093	100	Golden Grove-WA	P-5901217	100
Golden Grove-WA	M-5900094	100	Golden Grove-WA	P-5901218	100
Golden Grove-WA	M-5900095	100	Golden Grove-WA	P-5901219	100
Golden Grove-WA	M-5900143	100	Golden Grove-WA	P-5901220	100
Golden Grove-WA	M-5900195	100			


END